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Management's Discussion & Analysis and Condensed Quarterly Financial Statements

31 March 2010
(Unaudited)

Asian Development Bank

CONTENTS

31 March 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS

Management's Discussion and Analysis

I. Overview

The Asian Development Bank (ADB) is an international development financial institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources.

ADB accounts financial resources through ordinary capital resources (OCR) and Special Funds resources. The Charter requires that each funding resource be kept separate from the others. ADB administers various trust funds as well, which are externally funded and administered by ADB on behalf of donors. However, these trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

II. Ordinary Capital Resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

A. Basis of financial reporting

Statutory Basis. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory basis."

ADB complies with *Derivatives and Hedging* (815) *Fair Value Measurements and Disclosures* (820) and *Fair Value Option* (825-10) Topics of Financial Accounting Standards Board (FASB) Accounting Standards Codification™ (ASC).

ASC 815 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. Compliance with hedge accounting will impose undue constraints on future borrowings, loans, and hedge programs and will likely detract ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elects not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the period as part of net income.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2009. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Effective 1 January 2008, utilizing an election available under US GAAP, ADB decided to implement the provisions of *Fair Value Option* on a selective basis, i.e., all non-hybrid borrowings that are swapped (hybrid borrowings are fair valued in accordance with *Fair Value Election for Hybrid Financial Instruments*). Applying *Fair Value Option* selectively is chosen to show a consistent accounting treatment between the borrowings and their related swaps, which have been fair valued since the adoption of *Derivatives and Hedging* in 2001. This application partially reduces the artificial volatility in reported earnings due to the asymmetric accounting treatment between the two financial instruments. In conjunction with this change, ADB also implemented ASC 820 *Fair Value Measurements and Disclosures* which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. In compliance with this standard, ADB incorporated its credit risk (as a credit spread) in fair valuing its liabilities, including hybrid and swapped-borrowings.

In March 2008, the FASB issued *Derivatives and Hedging Disclosure* (ASC 815-10-50) to provide users with better understanding of (i) how and why an entity uses derivatives; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and hedged items affect an entity's financial position, performance, and cash flows. Note G of OCR-5 provides the required disclosures in compliance with this standard.

Supplemental Reportings. To better reflect ADB's financial position and risk management, for management reporting purpose, two non-US GAAP supplemental financial statements are included: current value and pre-ASC 815/825. ADB manages its balance sheet by selectively using derivatives to mitigate the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives, swapped and structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at amortized cost, management believes that the statutory income may not fully reflect the overall economic value of ADB's financial position. Applications of consistent approach on these statements allow better analysis for management information and decision making.

Pre-ASC 815/825 Basis. Under pre-ASC 815/825 basis, the net income (operating income) does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the market environment. Since ADB does not actively trade these financial instruments, such gains or losses are not realized unless ADB is forced to do so by risk events before maturity. Under pre-ASC 815/825, loans, promissory notes, swapped borrowings, and all derivative instruments are reported at cost.

Since ADB intends to hold most borrowings and related swaps until maturity, the periodic unrealized gains and losses reported under statutory basis will eventually converge with the net cash income/expenses ADB recognizes over the life of the transaction.

Current Value Basis. Current value income is estimated by measuring all the financial instruments with a model based on the present value of the expected cash flows. As certain financial instruments (including all derivatives, swapped and structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at amortized cost, the statutory income may not fully reflect the overall economic value of ADB's financial position. The current value model utilizes market corroborated data to determine the cash flow and discount rates for each instrument.

B. *Selected Financial Data*

Table 1 presents selected financial data on three bases: statutory basis, pre-ASC 815/825 basis, and current value basis. Ratios under statutory and pre-ASC 815/825 bases were all lower compared with the same period last year as a result of the decrease in interest rates, specifically US dollar 6-month LIBOR. Under current value basis the increase in return on investments represents the unrealized gains position of the investment portfolio. Please refer to the Overall Financial Results section for discussion on revenue and expenses.

Table 1: Selected Financial Data
(Amounts in $ million)

	Statutory Basis		
	31 March 2010	31 March 2009	31 December 2009
Net Income (Loss)	297	(137)	(28)
Return on Earning Assets (%)	0.89	(0.12)	(0.05)
Return on Loans (%)	1.70	3.33	2.67
Return on Investments (%)	2.44	3.48	2.93
Cost of Borrowings (%)	0.41	2.01	2.91
	Pre-ASC 815/825 Basis		
	31 March 2010	31 March 2009	31 December 2009
Operating Income[a]	128	23	420
Return on Earning Assets (%)	0.60	0.19	0.77
Return on Loans (%)	1.69	3.31	2.55
Return on Investments (%)	2.43	3.45	2.87
Cost of Borrowings (%)	0.82	2.66	1.83
	Current Value Basis		
	31 March 2010	31 March 2009	31 December 2009
Net Income (Loss)	134	(311)	937
Return on Earning Assets (%)	0.62	0.36	1.67
Return on Loans (%)	1.58	1.11	1.48
Return on Investments (%)	2.22	1.95	4.39
Cost of Borrowings (%)	0.79	1.30	0.32

( ) = negative, ASC = Accounting Standards Codification™.

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.

a Starting September 2009, pre-ASC 815/825 income is defined as the operating income. Operating income is defined as statutory net income before unrealized gains/losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains/losses from equity investment accounted under equity method.

C. *Overall Financial Results*

Net Income (Loss). Table 2 presents overall financial results for the three-months ended 31 March 2010. Net income for the period was $296.9 million compared to net loss of $137.3 million for the same period in 2009. The increase in net income is primarily due to an increase of $105.7 million in operating income and an increase of $328.5 million in net unrealized gain and losses, driven by the favorable ASC 815/825 application.

Operating Income. Operating income[1] for the three-months ended 31 March 2010 was $128.4 million compared to $22.7 million for the same period in 2009. The increase in operating income was predominantly due to the following:

- $51.4 million increase in income from equity investments, primarily attributed to the increase of $42.6 million in profit on sale of equity investments. $10.6 million increase in the proportionate share in gains of investee companies which are accounted for under the equity method, net of $0.9 million increase in impairment losses and $0.9 million decrease in dividend income;

- $108.6 million decrease in provision for losses which is mainly attributed to the decrease in provision by $90.2 million ($31.3 million – 2010; $121.5 million – 2009) and the increase in write back of $18.4 million ($18.6 million – 2010; $0.2 million – 2009). The $31.3 million provision during the period is primarily due to a change in the estimate of the impairment that exist in the nonsovereign loan portfolio; while the write back of $18.6 million pertains to the collection of overdue loan service, restructuring of one nonsovereign loan and a reduction in the contingent loss estimate of a nonsovereign guarantee obligation; and

- $162.7 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates compared to the same period in 2009; offset by

- $124.8 million decrease in overall loan income, mainly due to $122.5 million net decrease in interest income brought about by the declining interest rate environment, and $7.1 million increase in expenses on asset swaps hedging loan products, offset by $4.8 million increase in other income mainly due to the decrease in loan origination cost resulting from the reversal of deferral;

- $36.6 million decrease in investment income resulting mainly from decrease in interest income of $39.5 million associated with lower returns on the investments portfolio offset by $2.9 million favorable change in the realized gain on sales of investments; and

- $56.9 million increase in administrative expenses allocated to OCR. This was primarily driven by the decrease in deferred loan origination cost of $48.2 million and increases in staff benefits of $4.1 million and salaries of $2.5 million. The decrease in deferred loan origination cost is driven by the adjustments in the estimate of loan origination cost.

Net unrealized gains of $160.9 million for the three-months ended 31 March 2010 ($137.2 million – 2009) are primarily the result of ASC 815/825 adjustments totaling $160.9 million ($137.6 million – 2009), associated with favorable change in the valuation of hybrid financial instruments and related swaps of $105.4 million, non-hybrid instruments and related swaps of $50.6 million, loan related swaps of $3.4 million and investment related swaps of $1.5 million.

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[1] Operating income is defined as statutory net income before unrealized gains/losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains/losses from equity investment accounted under equity method.

Table 2: Overall Financial Results for the Three-Month Periods Ended 31 March 2010 and 2009
($ thousand)

	2010	2009	Increase (Decrease)
Income from loans	**163,082**	**179,324**	**(16,242)**
Interest income	172,177	294,670	(122,493)
Provision for losses	(12,722)	(121,314)	(108,592)
Others	3,627	5,968	(2,341)
Borrowings and related expenses	**(89,960)**	**(252,632)**	**(162,672)**
Income from investments	**100,124**	**136,713**	**(36,589)**
Interest income	92,308	131,787	(39,479)
Realized gain	7,816	4,926	2,890
Income (Loss) from equity investments (EI)	**45,245**	**(6,125)**	**51,370**
Profit on sale	42,563	–	42,563
Realized gain (loss) on proportionate share of income from EI accounted under the equity method	3,182	(7,376)	10,558
Impairment loss	(1,076)	(186)	890
Dividend income	569	1,421	(852)
Others	7	16	(9)
Administrative expenses - OCR	**(95,864)**	**(38,959)**	**56,905**
Other income/expenses—net	**5,788**	**4,399**	**1,389**
Operating Income	**128,415**	**22,720**	**105,695**
Net unrealized gains (losses)	**160,869**	**(137,205)**	**298,074**
Net unrealized gains (losses) on proportionate share of income from EI accounted under the equity method	**7,622**	**(22,812)**	**30,434**
Net income (loss)	**296,906**	**(137,297)**	**434,203**

D. *Current Value Basis*

The Condensed Current Value Balance Sheet presents ADB's estimates of the economic value of OCR's financial assets and liabilities, taking into consideration the changes in market environment. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams and applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of ASC 815/825 effects removes its impact, as these effects are part of the current value adjustments. The Current Value Financial Statements reconciled from the statutory basis for the period ended 31 March 2010 as well as further details and analyses of the current value adjustments can be found in the Appendix.

E. *Risk Bearing Capacity*

In the pursuit of its developmental mandate, the most significant risk faced by ADB arises when a large part of its loan portfolio would enter into non-accrual status. Thus, ADB's risk bearing capacity or capital adequacy is designed to ensure that its equity capital is sufficient to absorb the unexpected losses due to such credit risk. One of the key measures of ADB's risk-bearing capacity is the equity-to-loan ratio (ELR) with equity defined as the sum of useable paid-in capital, ordinary reserve, and special reserve and surplus, while loan comprising the sum of

outstanding loans and present value of guarantees, less cumulative loan loss reserve and provision. In June 2008, the Board of Directors approved a new capital adequacy framework using an income-based stress test methodology. Under the new framework, ADB will assess its capital adequacy at least annually with the outcome of the stress test designed to ensure that ADB will have sufficient capital to absorb the income loss due to non-accrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 31 March 2010, the stress test results indicated that, given the pre-shock ELR of 33.9%, ADB had a strong equity capital position in relation to the credit risk in its loan and guarantee portfolio. Aside from the income-based stress testing of the ELR, ADB also measures its exposures to credit risk in terms of expected losses and accordingly provide the required loan loss provision and loan loss reserves. ADB's internal credit risk model provides an estimate of the expected loss and the volume of loan s experiencing a nonaccrual shock, the latter being a key input in the income-based stress testing of the ELR.

F. Capital and Resources

The total authorized capital of ADB is 10,638,933 shares valued at $161.7 billion as of 31 March 2010. Subscribed capital as of 31 March 2010 is 5,511,931 shares valued at $83.8 billion which consist of $5.0 billion paid-in and $78.8 billion callable. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

As of 31 March 2010, ADB has received subscriptions from eleven members under the Fifth General Capital Increase (GCI V) totaling $23.7 billion.

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of previous year's net income to reserves and surplus. In addition, to the extent feasible, it transfers part of the net income to Special Funds to support development activities in its DMCs.

In December 2008, the Board of Directors approved the revised policy on ADB's lending limitation, which limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. In addition, the gross outstanding borrowings shall not exceed the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus).

As of 31 March 2010, ADB's available lending headroom was $51.4 billion ($29.5 billion – 31 December 2009). The $21.8 billion increase resulted from $23.2 billion increase in the lending authority, brought about by $19.6 billion additional subscriptions received from the GCI V, $3.5 billion favorable translation adjustments and $0.1 billion increase in net income after appropriation of guarantee fees and unrealized holding gains on investments portfolio[2] offset by the increase in outstanding loans and guarantees as well as outstanding equity investments including undisbursed commitments by $1.4 billion.

As of 31 March 2010, ADB's available borrowing headroom was $8.7 billion ($5.8 billion – 31 December 2009). The $2.9 billion increase in the headroom mainly resulted from $7.7 billion increase in borrowing authority, brought about mainly by $6.7 billion additional callable capital from nonborrowing member countries from GCI V, $0.8 billion favorable translation adjustments and $0.1 million increase in net income after appropriation of guarantee fees and unrealized holding gains on investments portfolio[2] offset by $4.7 billion increase in total outstanding borrowings after swap.

[2] Including equity investments.

III. Special Funds

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); the Asian Tsunami Fund (ATF); the Pakistan Earthquake Fund (PEF); the Regional Cooperation and Integration Fund (RCIF); the Climate Change Fund (CCF); and the Asia Pacific Disaster Response Fund (APDRF). In accordance with the Charter, each Fund is required to be kept separate from the others. Financial statements for each Fund are prepared in accordance with generally accepted accounting principles, except those for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

A. Asian Development Fund (ADF)

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 31 March 2010, the governments of 32 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. As part of the eighth replenishment of ADF (ADF IX), donors agreed to provide financing in the form of grants for projects and programs of high developmental priority.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Total replenishment size is SDR7.4 billion ($11.8 billion), with new donor contributions totaling SDR2.7 billion ($4.2 billion equivalent). 3% of the total replenishment will be for TASF. The replenishment became effective on 16 June 2009. As of 31 March 2010, ADB has received instruments of contributions from 27 donors with a total amount equivalent to SDR2.3 billion.

Loan Conversion. As an application of the new currency management framework, ADB offered a full-fledged special drawing rights approach to ADF legacy loans by providing ADF borrowers with the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into special drawing rights, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008 and as of 31 March 2010, 17 out of 30 ADF borrowing countries have opted for the conversion which are being carried out on the nearest loan service payment date of each loan at least one month from the dates the borrowing countries have confirmed their concurrence. In accordance with the required accounting treatment of translation adjustments for non-functional currencies, e.g. SDR, the translation adjustments of the loans were reported as realized gains for the period, with a corresponding reduction in other comprehensive income. Hence, the loan conversion had neutral effect on ADF's overall financial position. There were no loan conversions for the period ended 31 March 2010.

Grant Framework and Hard-term Facility. The ADF grant framework limited grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility has a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate is being reset every January and applied to all hard-term loans approved in that year and will be fixed for the life of those loans. For hard-term ADF loans approved in 2010, the interest rate was set at 2.22% (1.60% - 2009). During the period ended 31 March 2010, there were no loan approvals under this new facility (five – for the year 2009).

Heavily Indebted Poor Countries (HIPC) Debt Relief. In April 2008, the Board of Governors adopted the policy for providing Heavily Indebted Poor Countries (HIPC) relief from Asian Development Fund debt and proposed debt relief to Afghanistan, for ADB to participate in the HIPC debt relief, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income is $81.5 million. The principal component of the estimated debt relief costs was recorded as a reduction of the disbursed and outstanding loans on a provisional basis and the accumulated provision is being reduced when debt relief is provided on the loan service payment dates. As of 31 March 2010, outstanding loans of $1.9 million has been written off under this arrangement.

Contributed Resources. ADF X became effective on 16 June 2009. As of 31 March 2010, $3.4 billion has been committed and made effective, of which $0.9 billion has been received and made available for operational commitments.

During the period, $31.8 million contributions ($29.7 million – ADF X, and $2.1 million – ADF IX), inclusive of amortized discount due to accelerated note encashments, were received and made available for operational commitment. These were recorded as contributed resources of ADF in 2010.

Total resources committed, inclusive of discounts on contributions due to accelerated note encashments for ADF IX & X, amounted to $36.0 billion as of 31 March 2010 ($36.5 billion – 31 December 2009), of which $33.2 billion ($33.6 billion – 31 December 2009) was made available for operational commitments. The $2.9 billion contributions not yet available ($2.9 billion – 31 December 2009) comprises i) unpaid qualified contributions; ii) unpaid contributions from donors who exercised pro-rata rights based on qualified contributions; and iii) unamortized discounts on accelerated note encashments (ANE). The balance of commitment authority available for operations at 31 March 2010 increased to $2.9 billion ($1.7 billion – 31 December 2009).

Review of Activities. During the period, four ADF loans totaling $35.8 million were approved compared with three approvals totaling $318.0 million for the same period last year. Disbursements for the period totaled $233.6 million, a decrease of 37.4% from $373.2 million for the same period in 2009.

As of 31 March 2010, 28 sovereign loans to Myanmar were in arrears and in non-accrual status. The principal outstanding balance of these loans totaled to $556.2 million ($560.2 million – 31 December 2009), $299.8 million ($292.1 million – 31 December 2009) of which were overdue.

Grants are recognized in the financial statements upon effectivity, i.e. when the agreements are signed and all conditions are satisfied. During the period, 10 grants totaling $347.3 million (9 grants totaling $137.7 million – 2009) became effective.

Loan Exposure. As of 31 March 2010, ADF's outstanding loan exposure was $27.3 billion, net of provision for HIPC Debt Relief of $79.5 million.

Investment Position. The ADF investment portfolio including securities purchased under resale arrangement amounted to $5.7 billion as of 31 March 2010 and 31 December 2009. About 33.4% of the portfolio was placed in bank deposits and 66.6% was invested in fixed income securities. The annualized rate of return on total ADF investments portfolio was 2.1% for the three-months ended 31 March 2010 (2.6% – 2009).

B. Technical Assistance Special Fund (TASF)

The Technical Assistance Special Fund was established to provide technical assistance on a grant basis to developing member countries of the Asian Development Bank and regional technical assistance (TA).

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. Considering the demand estimate and the availability of funds from other sources, the donors agreed to allocate 3% of the total replenishment size as the fourth replenishment of the TASF. The replenishment will cover the four-year period 2009 to 2012 (see related notes under ADF).

Contributed Resources. Contributions during the period include $0.4 million from the fourth regularized replenishment of TASF, and Rs10.0 million ($0.2 million) direct voluntary contribution from India. In addition, the fund received $2.9 million from seven donors as part of the fourth regularized replenishment of TASF. Total TASF resources as of 31 March 2010 amounted to $1,717.3 million, $1,436.6 million has been used/committed leaving a balance of $280.7 million available for future commitments ($322.7 million – 31 December 2009).

Operations. Total TA commitments (approved and effective) during the period amounted to $38.9 million ($23.2 million – 2009), net of $2.6 million ($3.8 million – 2009) write back of undisbursed commitments for completed and cancelled TA projects. Undisbursed commitments for technical assistance increased to $273.1 million as of 31 March 2010 ($258.8 million as of 31 December 2009).

Investment Position. As of 31 March 2010, total TASF investment portfolio, amounted to $303.6 million, compared to $328.1 million balance as of year-end of 2009. Revenue from investments for the three-months ended 31 March 2010 decreased to $0.4 million from $1.1 million for the same period in 2009, due to decrease in average yield.

C. Japan Special Fund (JSF)

The Japan Special Fund was established in 1988 to help developing member countries of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

Contributed Resources. As of 31 March 2010, Japan's cumulative contribution to the fund amounted to $973.7 million (¥112.9 billion), $918.1 million of which has been used/committed, leaving an uncommitted balance of $55.6 million ($67.8 million – 31 December 2009).

Operations. During the period, total TA commitments amounted to $12.0 million ($11.8 million – 2009), net of $3.5 million ($0.9 million – 2009) write back for financially completed and cancelled projects. The undisbursed TA commitments increased to $96.8 million as of 31 March 2010 ($94.1 – 31 December 2009).

Investment position. As of 31 March 2010, total JSF investment portfolio amounted to $147.1 million ($158.5 million – 31 December 2009). Revenue from investments for the three-months ended 31 March 2010 decreased to $0.1 million from $0.7 million for the same period in 2009 due to the decrease in the average volume of investments and lower yield on time deposits.

Asian Currency Crisis Support Facility (ACCSF). The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $36.6

million as of 31 March 2010 will be retained in the ACCSF until the completion of administrative matters.

D. *ADB Institute Special Fund (ADBISF)*

The ADB Institute Special Fund was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in developing member countries.

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 31 March 2010, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of the ADB Institute was $3.4 million.

E. *Asian Tsunami Fund (ATF)*

The Asian Tsunami Fund was established in February 2005 in response to the special circumstances surrounding the developing member countries that were stricken by the effects of the tsunami on 26 December 2004.

Contributed Resources. As of 31 March 2010, total resources of the fund amounted to $586.8 million, $582.6 million of which has been used/committed, leaving an uncommitted balance of $4.2 million ($4.5 million – 31 December 2009).

Operations. There were no technical assistance or grants that were approved or made effective during the period. The balance of undisbursed commitments as of 31 March 2010 amounted to $98.8 million, compared with $116.8 million as of year-end of 2009.

Investment position. As of 31 March 2010, total investment portfolio of ATF amounted to $73.9 million ($97.9 million – 31 December 2009). Revenue from investments for the three-months ended 31 March 2010 decreased to $0.04 million from $0.5 million for the same period in 2009 due to the decrease in the average volume of investments and lower yield on time deposits.

F. *Pakistan Earthquake Fund (PEF)*

The Pakistan Earthquake Fund was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on 8 October 2005. The fund is to provide grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities.

Contributed Resources. As of 31 March 2010, total resources of the fund amounted to $144.3 million, $140.8 million of which has been used/committed, leaving an uncommitted balance of $3.5 million ($3.3 million – of 31 December 2009).

Operations. There were no technical assistance or grants that were approved or made effective during the period. The balance of undisbursed commitments as of 31 March 2010 amounted to $45.6 million, compared with $49.4 million as of year-end of 2009.

Investment position. As of 31 March 2010, total investment portfolio of PEF amounted to $33.2 million ($49.2 million – 31 December 2009). Total revenue from investments for the three-months ended 31 March 2010 amounted to $0.3 million compared with $0.6 million during the same period in 2009 due to the decrease in average volume of investments and decline in average yield.

G. Regional Cooperation and Integration Fund (RCIF)

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed Resources. ADB contributed $40.0 million to the fund as part of the 2006 OCR net income allocation. As of 31 March 2010, total resources of the fund amounted to $42.9 million, $32.4 million of which has been used/committed, leaving an uncommitted balance of $10.5 million ($12.5 million – 31 December 2009).

Operations. During the period, one technical assistance (TA) and one supplementary approval totaling $2.0 million became effective (two TA totaling $2.2 million – 2009). The balance of undisbursed commitments as of 31 March 2010 amounted to $23.8 million, compared with $23.1 million as of year-end of 2009.

Investment position. As of 31 March 2010, total investment portfolio of RCIF amounted to $31.2 million ($34.9 million – 31 December 2009). Revenue from investments for the three-months ended 31 March 2010 decreased to $0.02 million from $0.05 million for the same period in 2009 due to the decrease in average volume of investments and decline in average yield.

H. Climate Change Fund (CCF)

The CCF was established in April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors.

Contributed Resources. ADB provided the initial contribution of $40.0 million in May 2008, as part of OCR's 2007 net income allocation. As of 31 March 2010, total resources of the fund amounted to $40.9 million, $22.0 million of which has been used/utilized, leaving an uncommitted balance of $18.9 million ($26.7 million – 31 December 2009).

Operations. During the period, five technical assistance (TA) and grants totaling $7.7 million were approved and became effective (four TA totaling $4.4 million – 2009). The balance of undisbursed commitments as of 31 March 2010 amounted to $19.7 million ($13.0 million – 31 December 2009).

Investment position. As of 31 March 2010, total investment portfolio of the CCF amounted to $36.4 million ($39.2 million – 31 December 2009). Total revenue from investments for the three-months ended 31 March 2010 and 2009 was $0.03 million.

I. Asia Pacific Disaster Response Fund (APDRF)

The APDRF was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to DMCs affected by a natural disaster.

Contributed Resources. The initial fund of $40.0 million has been transferred from ATF in May 2009. With accumulated investment income of $0.1 million, total resources of the fund as of 31 March 2010 amounted to $40.1 million, $7.0 million of which has been utilized, leaving an uncommitted balance of $33.1 million ($33.1 million – 31 December 2009).

Operations. There were no technical assistance and grants approved or became effective during the period. As of 31 March 2010 and 31 December 2009, the balance of undisbursed commitments was $7.0 million.

Investment position. As of 31 March 2010, total investment portfolio of the APDRF amounted to $29.6 million ($29.6 million – 31 December 2009). Total revenue from investments for the three-months ended 31 March 2010 amounted to $0.01 million.

Appendix: Current Value Financial Statements

I. Current Value Balance Sheets

Loans and related swaps. Most loans are made to or guaranteed by ADB members. ADB does not sell its sovereign loans believing that there is no market for them. The current value of loans incorporates management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable yield curves, which incorporates ADB's funding cost plus lending spread.

The current value also includes ADB's appropriate credit risk assessment for impaired loans. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on sovereign loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loans' contractual terms.

The positive current value adjustment of $1.2 million indicates that the average interest on loans on an after swap basis are higher than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The negative net adjustment of $157.5 million resulted from net unrealized losses on investment related swaps due primarily to the declining interest rates in related markets.

Equity investments. Under both statutory and current value bases, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying equity method for investments in limited partnership and certain limited liability companies, or where ADB has the ability to exercise significant influence, or (iii) at cost less permanent impairment, if any, which represents a fair approximation of the fair value. As of 31 March 2010, ADB reported a positive current value adjustment of $32.3 million for equity investments. These pertain to the unrealized portion of net proportionate losses from investments which are accounted for under equity method.

Receivable from members. These consist of promissory notes that maybe restricted by member countries. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. Under statutory basis, swapped borrowings and their associated financial derivative instruments are reported at fair values using market-based valuation models incorporating observable market data and issuers' credit risks. Under current value, swapped as well as unswapped borrowings are fair valued using market-based valuation models.

The average cost of the borrowings on an after swap basis is higher than the current market rate which results in $327.7 million unfavorable current value adjustment.

Table A.1: Condensed Current Value Balance Sheets as at 31 March 2010 and 31 December 2009
($ thousand)

	31 March 2010					31 December 2009
	Statutory Basis	Reversal of ASC 815/825 Effects[a]	Pre-ASC 815/825 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	109,163	–	109,163	–	109,163	129,843
Investments and accrued income	17,977,672	–	17,977,672	–	17,977,672	14,237,703
Securities transferred under repurchase agreement	699,417	–	699,417	–	699,417	551,386
Securities purchased under resale arrangement	340,515	–	340,515	–	340,515	335,240
Loans outstanding and accrued interest	42,958,634	(343)	42,958,291	1,329,351	44,287,642	43,254,093
Provision for loan losses and unamortized net loan origination costs	(47,019)	–	(47,019)	–	(47,019)	(18,636)
Equity investment	893,642	(32,290)	861,352	32,290	893,642	884,440
Receivable from members	173,901	–	173,901	(57,823)	116,078	88,102
Receivable from swaps						
Borrowings	28,192,551	(3,531,985)	24,660,566	3,531,985	28,192,551	24,917,264
Others	2,584,071	(177,958)	2,406,113	177,958	2,584,071	1,044,854
Swap related collateral	1,211,100	–	1,211,100	–	1,211,100	735,050
Other assets	493,747	–	493,747	–	493,747	785,765
TOTAL	**95,587,394**	**(3,742,576)**	**91,844,818**	**5,013,761**	**96,858,579**	**86,945,104**
Borrowings and accrued interest	47,687,411	446,985	48,134,396	428,426	48,562,822	43,204,460
Payable for swaps						
Borrowings	26,188,087	(3,431,293)	22,756,794	3,431,293	26,188,087	23,503,343
Others	2,785,106	(314,703)	2,470,403	314,703	2,785,106	1,294,160
Payable for swap related collateral	1,211,100	–	1,211,100	–	1,211,100	735,050
Payable under securities repurchase agreement	703,512	–	703,512	–	703,512	555,000
Accounts payable and other liabilities	1,402,623	–	1,402,623	–	1,402,623	1,763,223
Total Liabilities	**79,977,839**	**(3,299,011)**	**76,678,828**	**4,174,422**	**80,853,250**	**71,055,236**
Paid-in capital	3,717,753	–	3,717,753	–	3,717,753	3,818,297
Net notional maintenance of value receivable	(461,084)	–	(461,084)	–	(461,084)	(523,220)
Ordinary reserve	9,809,235	1,190	9,810,425	279,428	10,089,853	10,070,463
Special reserve	221,664	–	221,664	–	221,664	218,903
Loan loss reserve	493,162	–	493,162	–	493,162	493,162
Surplus	884,594	–	884,594	–	884,594	884,594
Cumulative revaluation adjustments account	631,129	(631,129)	–	–	–	–
Net income[b] — 31 March 2010	294,146	(168,491)	125,655	6,063	131,718	–
Net income[b] — 31 December 2009	(36,725)	447,607	410,882	516,787	927,669	927,669
Accumulated other comprehensive income	55,681	(92,742)	(37,061)	37,061	–	–
Total Equity	**15,609,555**	**(443,565)**	**15,165,990**	**839,339**	**16,005,329**	**15,889,868**
TOTAL	**95,587,394**	**(3,742,576)**	**91,844,818**	**5,013,761**	**96,858,579**	**86,945,104**

– = nil, ( ) = negative, ASC = Accounting Standards Codification™.
a Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
b Net income after appropriation of guarantee fees to Special Reserve.

II. Current Value Income Statements

For the three-months ended 31 March 2010, there was a net income of $134.5 million under the current value basis compared with pre-ASC 815/825 net income of $128.4 million *(see Table A.2)*. The difference of $6.1 million represents current value adjustments comprising mainly of $21.2 million gains on investments holdings classified as available for sale offset by net unrealized losses of $5.4 million on all outstanding financial instruments (including $32.3 million unrealized gains on equity investments accounted for under equity method), and $9.8 million on unfavorable translation adjustments *(see Table A.3)*. The $6.1 million favorable current value adjustment for the three-months ended 31 March 2010 (unfavorable $333.6 million – 2009) reflects changes in the market environment.

Table A.2: Condensed Current Value Income Statements for the Three-Month Periods Ended 31 March 2010 and 2009
($ thousand)

	31 March 2010					31 March 2009
	Statutory Basis	Reversal of ASC 815/825 Effects[a]	Pre-ASC 815/825 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From loans	175,807	–	175,807	–	175,807	300,638
From investments	92,308	–	92,308	–	92,308	131,787
From guarantees	2,760	–	2,760	–	2,760	1,947
From equity investments	11,379	(7,622)	3,757	7,622	11,379	(28,751)
From other sources—net	3,937	–	3,937	–	3,937	3,875
Total Revenue	**286,191**	**(7,622)**	**278,569**	**7,622**	**286,191**	**409,496**
EXPENSES						
Borrowings and related expenses	89,960	–	89,960	–	89,960	252,632
Administrative expenses	95,864	–	95,864	–	95,864	38,959
Technical assistance to member countries	–	–	–	–	–	(28)
Provision for losses	12,722	–	12,722	(12,722)	–	–
Other expenses	911	–	911	–	911	1,457
Total Expenses	**199,457**	**–**	**199,457**	**(12,722)**	**186,735**	**293,020**
Net realized gains	49,303	–	49,303	–	49,303	4,746
Net unrealized gains (losses)	160,869	(160,869) [b]	–	(7,622)	(7,622)	22,842
Current value adjustments[c]	–	–	–	6,063	6,063	(333,643)
Provision for losses	–	–	–	(12,722)	(12,722)	(121,314)
NET INCOME (LOSS)	**296,906**	**(168,491)**	**128,415**	**6,063**	**134,478**	**(310,893)**

– = nil, ( ) = negative, ASC = Accounting Standards Codification™.
a Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
b ASC 815/825 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives and swapped borrowings under ASC 815/825.
c Current value adjustments include the effect of ASC 815/825 adjustments and the net unrealized losses on equity investments accounted for under equity method.

Table A.3: Summary of Current Value Adjustments
($ thousand)

	Balance Sheet Effects as of 31 March 2010					Income Statement Effects Year to Date	
	Loans After Swaps	Investments[a]	Borrowings After Swaps	Other Assets[b]	Less Prior Year Effects[c]	31 March 2010	31 March 2009
Total Current Value Adjustments on Balance Sheet	1,250,129	(25,233)	(327,734)	(57,823)	(844,700)	(5,361)	(216,399)
Unrealized gains (losses) on Investments[d]						21,249 [e]	(46,540)
Accumulated Translation Adjustments						(9,847) [f]	(70,704)
Pension and Post Retirement Benefit Liability Adjustments						22	–
Total Current Value Adjustments						**6,063**	**(333,643)**

( ) = negative, ASC = Accounting Standards Codification™.
a Relates to investments related swaps and equity investments under equity method.
b Relates to receivable from members.
c Prior Year Effects include cumulative current value adjustments on all financial instruments and equity investments accounted for under equity method, made in the prior years.
d Relates to unrealized gains on investments and equity investments classified as available for sale.
e Included in Other Comprehensive Income under statutory basis.
f Relates to the translation adjustments for the period and current translation effects from ASC 815/825 reversals.

Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
31 March 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 109,163		$ 129,843
INVESTMENTS (Notes C and M)		17,872,982		14,123,579
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes D and M)		699,417		551,386
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes D and M)		340,515		335,240
LOANS OUTSTANDING (Notes E and M) (Including ASC 815 adjustment of $343 - 31 March 2010, $365 - 31 December 2009, net unamortized loan origination costs of $52,974 - 31 March 2010, $84,606 - 31 December 2009, net of provision for loan losses of $99,993 - 31 March 2010, $103,242 - 31 December 2009)		42,722,229		41,713,048
EQUITY INVESTMENTS (Notes H and M)		893,642		884,440
ACCRUED INTEREST RECEIVABLE		294,076		304,588
RECEIVABLE FROM MEMBERS (Note M)		173,901		142,181
RECEIVABLE FROM SWAPS (Notes G and M)				
Borrowings	$ 28,192,551		$ 24,917,264	
Others	2,584,071	30,776,622	1,044,854	25,962,118
OTHER ASSETS				
Property, furniture, and equipment	161,163		158,809	
Investment related receivables	173,905		477,016	
Swap related collateral (Note M)	1,211,100		735,050	
Miscellaneous (Note I)	158,679	1,704,847	149,940	1,520,815
TOTAL		**$ 95,587,394**		**$ 85,667,238**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes G, J, and M)				
At amortized cost	$ 3,762,464		$ 3,776,212	
At fair value	43,436,787	$ 47,199,251	38,313,203	$ 42,089,415
ACCRUED INTEREST ON BORROWINGS		488,160		408,783
PAYABLE FOR SWAPS (Notes G, J, and M)				
Borrowings	26,188,087		23,503,343	
Others	2,785,106	28,973,193	1,294,160	24,797,503
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT (Note D)		703,512		555,000
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	279,504		689,786	
Payable for swap related collateral (Note M)	1,211,100		735,050	
Undisbursed technical assistance commitments	10,222		10,355	
Advance payments on subscriptions	50,984		–	
Accrued pension and postretirement medical benefit costs	916,849		903,466	
Miscellaneous (Note I)	145,064	2,613,723	159,616	2,498,273
Total liabilities		79,977,839		70,348,974
CAPITAL AND RESERVES (OCR-4)				
Capital Stock (Note K)				
Authorized (SDR106,389,330,000 - 31 March 2010; SDR106,389,330,000 - 31 December 2009)				
Subscribed (SDR55,119,310,000 - 31 March 2010; SDR38,893,430,000 - 31 December 2009)		83,755,997		60,751,149
Less -"callable" shares subscribed		78,771,176		56,640,850
"Paid-in" shares subscribed		4,984,821		4,110,299
Less - subscription installments not due		1,194,723		217,636
Subscription installments matured		3,790,098		3,892,663
Less - capital transferred to the Asian Development Fund		72,345		74,366
		3,717,753		3,818,297
Net notional amounts required to maintain value of currency holdings		(461,084)		(523,220)
Ordinary reserve (Note K)		9,809,235		9,789,807
Special reserve (Note K)		221,664		218,903
Loan loss reserve (Note K)		493,162		493,162
Surplus (Note K)		884,594		884,594
Cumulative revaluation adjustments account (Note K)		631,129		631,129
Net income (loss) after appropriation				
For the calendar year 2009 (Note K)		(36,725)		(36,725)
For the three months ended 31 March 2010 (OCR-2)		294,146		–
Accumulated other comprehensive income (OCR-4)		55,681		42,317
Total Capital and Reserves		15,609,555		15,318,264
TOTAL		**$ 95,587,394**		**$ 85,667,238**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 175,807	$ 300,638
From investments (Note C)	92,308	131,787
From guarantees	2,760	1,947
From equity investments	11,379	(28,751)
From other sources - net	3,937	3,875
TOTAL REVENUE	286,191	409,496
EXPENSES (Note L)		
Borrowings and related expenses	89,960	252,632
Administrative expenses (Note L)	95,864	38,959
Technical assistance to member countries	–	(28)
Provision for losses (Note E)	12,722	121,314
Other expenses (Note L)	911	1,457
TOTAL EXPENSES	199,457	414,334
NET REALIZED GAINS (LOSSES)		
From loans	(3)	–
From investments (Notes C and L)	7,817	4,926
From equity investments	41,487	(186)
Others	2	6
NET REALIZED GAINS	49,303	4,746
NET UNREALIZED GAINS (LOSSES) (Notes J and L)	160,869	(137,205)
NET INCOME (LOSS)	**$ 296,906**	**$ (137,297)**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 **(Unaudited)**	***2009*** **(Unaudited)**
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 198,662	$ 219,585
Interest on investments received	90,189	115,390
Interest received for securities purchased under resale arrangement	78	214
Interest and other financial expenses paid	(72,193)	(244,935)
Administrative expenses paid	(88,878)	(41,203)
Technical assistance to member countries disbursed	(39)	(10,003)
Others—net	7,021	(3,402)
Net Cash Provided by Operating Activities	134,840	35,646
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	1,050,599	15,570,088
Maturities of investments	23,722,285	74,233
Purchases of investments	(29,205,916)	(16,312,045)
Net (payments) receipts on future contracts	(11)	62,327
Net payments for securities purchased under resale arrangement	(6,086)	(32,818)
Principal collected on loans	470,268	359,151
Loans disbursed	(1,528,347)	(832,467)
Receipts from swaps	29,466	–
Property, furniture, and equipment acquired	(6,521)	(3,067)
Change in swap related collateral	476,050	–
Purchases of equity investments	(6,744)	(12,297)
Sales of equity investments	60,085	2,814
Net Cash Used in Investing Activities	(4,944,872)	(1,124,081)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	5,568,229	2,637,351
Borrowings redeemed	(831,661)	(1,402,910)
Matured capital subscriptions collected	21,493	1,101
Issuance expenses paid	(11,418)	(2,027)
Demand obligations of members encashed	3,113	2,393
Receipts from swaps	38,905	–
Payments for swaps	–	(201,150)
Net Cash Provided by Financing Activities	4,788,661	1,034,758
Effect of Exchange Rate Changes on Due from Banks	691	10,172
Net Decrease in Due from Banks	(20,680)	(43,505)
Due from Banks at Beginning of Period	129,843	142,238
Due from Banks at End of Period	$ 109,163	$ 98,733

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)		**2009 (Unaudited)**	
Balance, 1 January		$ 15,318,264		$ 15,269,470
Comprehensive income for the period:				
Net income (loss) for the period (OCR-2)	$ 296,906		$ (137,297)	
Other comprehensive income for the period	13,364	310,270	(128,490)	(265,787)
Subscriptions received		2,561		2,560
Change in SDR values		(103,105)		(140,274)
Change in Ordinary Reserve		19,428		27,233
Notional MOV		62,137		(5,359)
Balance at end of period		**$ 15,609,555**		**$ 14,887,843**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Notes C, G, and H)

	ASC 815 Adjustments and Amortizations **(Unaudited)**		Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains (Losses) **(Unaudited)**		Minimum Pension Liability Adjustment **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2010	**2009**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
Balance, 1 January	$ (1,620)	$ (958)	$ 6,747	$ (156,805)	$ 683,627	$ 460,599	$ (646,437)	$ (401,557)	$ 42,317	$ (98,721)
Amortization	(111)	(104)	–	–	–	–	–	–	(111)	(104)
Other comprehensive income for the period	–	–	(7,796)	(81,846)	21,249	(46,540)	22	–	13,475	(128,386)
Balance, 31 March	$ (1,731)	$ (1,062)	$ (1,049)	$ (238,651)	$ 704,876	$ 414,059	$ (646,415)	$ (401,557)	$ 55,681	$ (227,211)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of the management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D, G, and M provide the required disclosures in compliance with this update.

In December 2009, the FASB issued ASU No. 2009-17, *"Consolidations (Topic 810) – Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities."* This standard update certain requirements of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" relating, to enterprises involved with variable interest entities. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. The application of this update did not have a material impact on OCR's 31 March 2010 financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note M provides the required disclosures in compliance to the updates for Levels 1 and 2. ADB is currently assessing the impact of this update relating to Level 3 on OCR's financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to

continued

evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim or annual periods ending after 15 June 2010. The application of this update did not have a material impact on OCR's 31 March 2010 financial statements.

In March 2010, the FASB issued ASU No. 2010-11, *"Derivatives and Hedging (Topic 815) – Scope Exception Related to Embedded Credit Derivatives."* ASU 2010-11 improves disclosures originally required under FAS 161. ASU 2010-11 is effective for each reporting entity at the beginning of its first fiscal quarter beginning after 15 June 2010. ADB is currently assessing the impact of this update on OCR's financial statements.

In Q1 2010, ADB revised its estimate of impairment that cannot be specifically identified for the nonsovereign portfolio. This resulted in $31.1 million additional loan loss provision.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.
All investment securities and negotiable certificates of deposit held as of 31 March 2010 and 31 December 2009 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value (FV), which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of FV. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 31 March 2010 and 31 December 2009 are as follows:

	31 March 2010	31 December 2009
Due in one year or less	$ 8,166,202,000	$ 4,361,349,000
Due after one year through five years	7,832,598,000	7,999,187,000
Due after five years through ten years	1,874,182,000	1,763,043,000
Total	$ 17,872,982,000	$ 14,123,579,000

As of 31 March 2010, gross unrealized losses amounted to $4,969,000 from government or government-guaranteed obligations, corporate obligations, and asset-backed/mortgaged-backed securities resulting from market movement. There was one (nil – 31 December 2009) government or government-guaranteed obligation, no corporate obligation (one – 31 December 2009), and one (one – 31 December 2009) asset-backed/mortgaged-backed securities that sustained losses for over one year, representing 0.09% of the total investments.

continued

Comparative details for the three month period 31 March 2010 and for year 31 December 2009 are as follows:

For the three month period 31 March 2010

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government - guaranteed obligations	$ 1,530,761,000	$ 3,536,000	$ 16,132,000	$ 387,000	$ 1,546,893,000	$ 3,923,000
Corporate bonds	50,789,000	236,000	–	–	50,789,000	236,000
Asset/Mortgage-backed securities	171,576,000	792,000	224,000	18,000	171,800,000	810,000
Total	$ 1,753,126,000	$ 4,564,000	$ 16,356,000	$ 405,000	$ 1,769,482,000	$ 4,969,000

For the year 2009

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government - guaranteed obligations	$ 666,140,000	$ 3,992,000	$ –	$ –	$ 666,140,000	$ 3,992,000
Corporate bonds	54,951,000	403,000	4,948,000	52,000	59,899,000	455,000
Asset/Mortgage-backed securities	210,608,000	1,993,000	226,000	19,000	210,834,000	2,012,000
Total	$ 931,699,000	$ 6,388,000	$ 5,174,000	$ 71,000	$ 936,873,000	$ 6,459,000

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

NOTE E—LOANS

ADB does not sell its sovereign loans believing that there is no market for them. As such, loans are reported at their carrying book values.

continued

As of 31 March 2010 and 31 December 2009, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	31 March 2010	31 December 2009
Indonesia	$ 10,473,293,000	$ 10,023,065,000
People's Republic of China	9,884,003,000	9,651,805,000
India	8,168,955,000	7,807,865,000
Philippines	4,966,653,000	4,986,391,000
Pakistan	4,695,791,000	4,714,561,000
Others (individually less than 5% of total loans)	4,580,553,000	4,547,997,000
Total loans	42,769,248,000	41,731,684,000
Provision for loan losses	(99,993,000)	(103,242,000)
Net unamortized loan origination costs	52,974,000	84,606,000
Net loans outstanding	$ 42,722,229,000	$ 41,713,048,000

Loans outstanding as of 31 March 2010 include nonsovereign loans amounting to $2,089,854,000 ($1,869,463,000 – 31 December 2009).

The undisbursed balance of approved loans as of 31 March 2010 was $21,912,957,000 ($22,877,939,000 – 31 December 2009). This included an undisbursed balance of approved nonsovereign loans amounting to $1,290,990,000 ($1,554,379,000 – 31 December 2009), of which $359,300,000 ($434,300,000 – 31 December 2009) is for public sector borrowers. Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $397,317,000 ($443,627,000 – 31 December 2009).

Commitment Charge Policy

ADB levied a commitment charge of 75 basis points on a progressive structure of undisbursed balances of sovereign project loans and a flat fee of 75 basis points on the full undisbursed balances of sovereign program loans. In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after 1 January 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The commitment charge waiver is applicable to all interest periods commencing from 1 January 2007 up to and including 30 June 2008. Subsequently, the policy was extended to cover the period up to 30 June 2010. Commitment charge waived during the period totaled $1,546,000 ($1,673,000 – 2009). In December 2007, the Board of Directors approved the reduction of the commitment charge to 15 basis points for both sovereign program and project loans negotiated on or after 1 October 2007, and eliminated the waiver mechanism for such loans.

For nonsovereign loans, ADB charges a commitment charge of about 50 to 75 basis points on the full amount of undisbursed loan balances.

Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on sovereign loans outstanding from 1 July 2004 – 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new sovereign loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on sovereign loans approved in 2003).

continued

Subsequently, the policy was extended to cover the period up to 30 June 2010. Lending spread waiver reduced the loan income by $16,018,000 for the period ended 31 March 2010 ($15,443,000 - 2009).

In December 2007, the Board of Directors approved the elimination of front-end fees and revised the pricing structure for all sovereign LIBOR-based loans negotiated on or after 1 October 2007, by providing a credit of 0.4% for the duration of the loan. This resulted to an effective contractual spread of 20 basis points over the base lending rate. The waiver mechanism for such loans was eliminated.

Overdue Amounts

Three nonsovereign loans were in non-accrual status as of 31 March 2010 (three – 31 December 2009) with principal amount outstanding of $58,879,000 ($38,408,000 – 31 December 2009), $23,126,000 ($18,988,000 – 31 December 2009) of which was overdue.

Provision for Loan Losses

The changes in the provision for loan losses during the first quarter of 2010 and 2009 are as follows:

	2010			2009		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Balance, 1 January	$ 2,723,000	$ 100,519,000	$ 103,242,000	$ 4,356,000	$ 4,818,000	$ 9,174,000
Provision during the period	–	31,292,000	31,292,000	–	87,300,000	87,300,000
Provision written back/off	–	(34,717,000)	(34,717,000)	(133,000)	(106,000)	(239,000)
Translation adjustment	–	176,000	176,000	–	(2,000)	(2,000)
Balance, 31 March	$ 2,723,000	$ 97,270,000	$ 99,993,000	$ 4,223,000	$ 92,010,000	$ 96,233,000

Loan Restructuring

During the first quarter of 2010, one nonsovereign loan in the amount of $34,049,000, including accrued interest, was restructured. In exchange ADB received $4,218,000 in cash, $8,632,000 in discount and recovery notes and $1,580,000 in preference and common shares.

NOTE F—GUARANTEES

ADB extends guarantees to sovereign and nonsovereign borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangement that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As of 31 March 2010, total loan arising from guarantee call was $189,000 ($190,000 – 31 December 2009) with corresponding 100% provision for losses. None of the outstanding amounts as of 31 March 2010 and 31 December 2009 were subject to call.

continued

The committed and outstanding amounts of guarantee obligations as of 31 March 2010 and 31 December 2009 covered:

	31 March 2010		31 December 2009	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with sovereign counterguarantee	$ 1,133,613,000	$ 1,049,130,000	$ 1,137,599,000	$ 1,055,097,000
with nonsovereign counterguarantee	154,691,000	94,692,000	155,209,000	99,817,000
without counterguarantee	603,217,000	281,947,000	487,551,000	296,115,000
	1,891,521,000	1,425,769,000	1,780,359,000	1,451,029,000
Political Risk Guarantees				
with sovereign counterguarantee	143,454,000	119,725,000	143,539,000	120,607,000
without counterguarantee	46,630,000	23,604,000	46,715,000	26,255,000
	190,084,000	143,329,000	190,254,000	146,862,000
Others	950,000	950,000	950,000	950,000
Total	$ 2,082,555,000	$ 1,570,048,000	$ 1,971,563,000	$ 1,598,841,000

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion.

As of 31 March 2010, ADB recognized a contingent loss amounting to $18,276,000 for a partial credit guarantee to a bank in Kazakhstan, in light of doubt in its capability in meeting its debt obligations. This provision was taken up as part of guarantee liability totaling $34,113,000 relating to stand-by ready obligation for four partial credit risk guarantees and three political risk guarantees. This was included in "Miscellaneous liabilities" on the balance sheet.

For a partial credit guarantee with nonsovereign counterguarantee, ADB received collateral from the counter-guarantor in the form of common shares of stocks. The shares of stocks are held in a pledged position by a custodian in favor of ADB, with an underlying agreement for the counter-guarantor to ensure that the market of the shares held in custody will cover the guaranteed amount at all times.

NOTE G—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying ASC 815 "Derivatives and Hedging" for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of ASC 815 gave rise to a transition adjustment in 2001, which was reported in other comprehensive income and earnings. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

Included in Receivable/Payable from Swaps-Others are interest rate, currency, and FX swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with the flexibility to better manage their financial risks.

continued

Fair Value of Derivative Instruments

The fair value of ADB's derivative instruments as of 31 March 2010 and 31 December 2009 are summarized below:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	Fair Value 31 March 2010	Fair Value 31 December 2009	Balance Sheet Location	Fair Value 31 March 2010	Fair Value 31 December 2009
Derivatives not designated as hedging instruments under ASC Subtopic 815-20 "Hedging—General"						
Futures	Investments - Other securities					
Futures		$ 616,000	$ (1,105,000)			
Futures - offset		(616,000)	1,105,000			
Total		–	–			
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		24,091,472,000	21,333,525,000		$ 22,894,933,000	$ 20,553,527,000
Interest rate swaps		4,101,079,000	3,583,739,000		3,293,154,000	2,949,816,000
Total		28,192,551,000	24,917,264,000		26,188,087,000	23,503,343,000
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		538,488,000	539,530,000		641,120,000	666,997,000
Interest rate swaps		113,105,000	121,735,000		151,297,000	159,256,000
FX swaps		1,595,192,000	–		1,562,665,000	–
Total		2,246,785,000	661,265,000		2,355,082,000	826,253,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		210,045,000	265,357,000		210,188,000	263,000,000
Interest rate swaps		127,241,000	118,232,000		219,836,000	204,907,000
Total		337,286,000	383,589,000		430,024,000	467,907,000
Total derivatives not designated as hedging instruments under ASC Subtopic 815-20		$ 30,776,622,000	$ 25,962,118,000		$ 28,973,193,000	$ 24,797,503,000

continued

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

		Amount of Gain (Loss) recognized in income on Derivatives	
	Location of Gain (Loss) recognized in Income on Derivatives	31 March 2010	31 March 2009
Derivatives not designated as hedging instruments under ASC Subtopic 815-20			
Futures			
Futures	Net Realized Gains (Losses) from Investments	$ (11,000)	$ (187,000)
Borrowings related swaps			
Currency swaps	Net Unrealized Gains (Losses)	153,515,000	(175,806,000)
	Borrowings and related expenses	303,774,000	90,691,000
Interest rate swaps	Net Unrealized Gains (Losses)	116,306,000	(136,489,000)
	Borrowings and related expenses	142,313,000	45,791,000
FX forward	Net Unrealized Gains (Losses)	–	150,000
	Borrowings and related expenses	–	181,000
		715,908,000	(175,482,000)
Investment related swaps			
Currency swaps	Net Unrealized Gains (Losses)	2,536,000	(9,544,000)
	Revenue from Investments	(2,178,000)	1,795,000
Interest rate swaps	Net Unrealized Gains (Losses)	(1,765,000)	11,751,000
	Revenue from Investments	(1,324,000)	(1,303,000)
FX forward/FX swaps	Net Unrealized Gains (Losses)	680,000	629,000
	Revenue from Investments	351,000	
		(1,700,000)	3,328,000
Loans related swaps			
Currency swaps	Net Unrealized Gains (Losses)	4,031,000	(9,362,000)
	Revenue from Loans	(3,921,000)	(2,396,000)
Interest rate swaps	Net Unrealized Gains (Losses)	(669,000)	11,975,000
	Revenue from Loans	(12,395,000)	(6,791,000)
		(12,954,000)	(6,574,000)
Total		$ 701,243,000	$ (178,915,000)

continued

Contingent Features in Derivative Instruments

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB- by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to its gross liability position with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB has under the ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 31 March 2010 is $518,974,000 ($645,001,000 – 31 December 2009). The aggregate fair value of all derivative instruments that ADB has under the NAFMII Master Agreement that are in a gross liability position is CNY15,655,000 or its US dollar equivalent of $2,294,000 (CNY21,390,000 or its US dollar equivalent of $3,134,000 – 31 December 2009).

NOTE H—EQUITY INVESTMENTS

Equity investments in which ADB has significant influence in investees are accounted under equity method. This includes equity investments in limited partnership and certain limited liability corporations aggregating to $240,774,000 ($226,255,000 – 31 December 2009).

Investments in equity securities with readily determinable market price are considered as "Available for Sale" and reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Investments in equity securities without readily determinable fair values are reported at cost less other than temporary impairment.

As of 31 March 2010, there were six (six – 31 December 2009) equity investments which were reported at fair value totaling $462,292,000 ($461,552,000 – 31 December 2009). No equity investments as of 31 March 2010 sustained unrealized losses (nil – 31 December 2009).

Accumulated net unrealized gains on equity investments reported at market value including equity investments accounted under the equity method with share in unrealized gains or losses reported under other comprehensive income of investee's financial statement were $339,871,000 at 31 March 2010 ($332,044,000 – 31 December 2009).

Approved equity investment facility that has not been disbursed was $434,622,000 at 31 March 2010 ($433,365,000 – 31 December 2009).

continued

NOTE I—OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	31 March 2010	31 December 2009
Amounts receivable from:		
Asian Development Fund (Note L)	$ 48,648,000	$ 43,142,000
Technical Assistance Special Fund	147,000	231,000
Japan Special Fund	174,000	115,000
Asian Development Bank Institute Special Fund	552,000	198,000
Asian Tsunami Fund	124,000	590,000
Pakistan Earthquake Fund	30,000	45,000
Regional Cooperation and Integration Fund	45,000	40,000
Climate Change Fund	82,000	95,000
Asia Pacific Disaster Response Fund	12,000	–
Agency Trust Funds—net	1,478,000	1,893,000
Total	$ 51,292,000	$ 46,350,000
Amounts payable to:		
Staff Retirement Plan	$ 6,295,000	$ 8,455,000

Note: *Figures may not add to total due to rounding.*

NOTE J—BORROWINGS

Borrowings are generally reported on the balance sheet at fair value. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of ASC 815-15 "Embedded Derivatives" on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under ASC 815. Instead, ADB reports at fair value (FV) any structured debt that contains embedded derivatives that would otherwise be bifurcated under ASC 815. Consequent to the adoption of ASC 820 and ASC 825 on 1 January 2008, ADB reports all borrowings that have associated derivative instruments at FV, which are further adjusted for the credit risk (as a credit spread) by currency. Changes in FV are reported in net income.

NOTE K—CAPITAL AND RESERVES

In 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for the additional shares at any time up to 31 December 2010 (or such later date as the Board of Directors may determine).

The authorized capital stock of ADB as of 31 March 2010 consists of 10,638,933 shares (10,638,933 – 31 December 2009), of which 5,511,931 shares (3,889,343 – 31 December 2009) have been subscribed. Of

continued

the subscribed shares, 5,183,883 shares (3,626,198 – 31 December 2009) are "callable," and 328,048 shares (263,145 – 31 December 2009) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts non-negotiable, non-interest-bearing demand obligations in satisfaction of the portion payable in the currency of the member provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of 31 March 2010, 11 (4 – 31 December 2009) members had subscribed to the additional 1,965,620 (343,032 – 31 December 2009) shares, of which 78,624 (13,721 – 31 December 2009) shares are paid-in and 1,886,996 (329,311 – 31 December 2009) shares are callable.

As of 31 March 2010, the value of the SDR in terms of the United States dollar was $1.51954 ($1.56199 – 31 December 2009) giving a value for each share of ADB's capital equivalent to $15,195.40 ($15,619.90 – 31 December 2009).

NOTE L—INCOME AND EXPENSES

For the three-month period ended 31 March 2010, the average yield on the loan portfolio was 1.70% (3.33% – 2009) excluding premium received on prepayment and other loan income, while the weighted average cost of borrowings outstanding after swaps was 0.41% (2.01% – 2009). For investments, the annualized rate of return on the average investments including securities transferred under repurchase agreements and securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 2.44% (3.48% – 2009) excluding unrealized gains and losses on investments, and 2.53% (3.06% – 2009) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the three-month period ended 31 March 2010 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the three-month period ended 31 March 2010 of $110,691,000 ($95,015,000 – 2009), $48,596,000 ($41,580,000 – 2009) was accordingly charged to the ADF. The balance of administrative expenses after allocation was increased by the deferred direct loan origination costs of $33,765,000 ($14,476,000 – 2009) mainly due to the adjustments to the loan origination costs from 50 basis points to 30 basis points to loans made effective from 2006-2008.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly, no write back representing net cancellations of undisbursed amounts of completed TA projects which were committed in prior period (write back of $28,000 – 2009).

During the three-month period ended 31 March 2010, provision for losses of $12,722,000 was provisioned to nonsovereign loans. Provision for losses of $31,292,000 ($121,553,000 – 2009) was recognized mainly due to the revision of methodology for estimating the loan portfolio impairment. These were offset by a write back of $18,570,000 ($239,000 – 2009) following restructuring of one nonsovereign loan to Kazakhstan, collections of overdue loan service payments from two nonsovereign loans, and a reduction in the guaranteed amount of a nonsovereign guaranteed obligation.

Other expenses of $911,000 ($1,457,000 – 2009) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

continued

Net unrealized gains for the three months ended 31 March 2010 include net favorable ASC 815 and ASC 825 adjustments totaling $160,949,000 (net unfavorable of $137,552,000 – 2009) and net unfavorable translation adjustments of $80,000 (net favorable of $347,000 – 2009) associated with holdings in *non-functional currencies.*

ASC 815 and ASC 825 adjustments were composed of:

	31 March 2010	31 March 2009
Unrealized gains (losses) on:		
Hybrid financial instruments and related swaps	$ 105,431,000	$ (47,399,000)
Non-hybrid financial instruments and related swaps	50,616,000	(95,205,000)
Investments related swaps	771,000	2,207,000
Loans related swaps	3,362,000	2,613,000
FX forward	–	150,000
FX swaps	680,000	–
Amortization of the ASC 815 transition adjustments	89,000	82,000
Total	$ 160,949,000	$ (137,552,000)

NOTE M—FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective 1 January 2008, ADB adopted ASC 820 and ASC 825. ASC 820 defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price) and establishes a framework for measuring FV through a FV hierarchy that ranks the quality and reliability of the data used in FV measurements. ASC 825 expands the scope of financial instruments that may be carried at FV. It offers an irrevocable option to carry the majority of financial assets and liabilities at FV, on an instrument-by-instrument basis, with changes in FV recognized in earnings.

continued

The carrying amounts and estimated fair values of ADB's significant financial instruments as of 31 March 2010 and 31 December 2009 are summarized below:

	31 March 2010		31 December 2009	
	Carrying Amount[a]	**Estimated Fair Value**	**Carrying Amount**[a]	**Estimated Fair Value**
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 109,163,000	$ 109,163,000	$ 129,843,000	$ 129,843,000
Investments (Note C)	17,872,982,000	17,872,982,000	14,123,579,000	14,123,579,000
Securities transferred under repurchase agreement	699,417,000	699,417,000	551,386,000	551,386,000
Securities purchased under resale arrangement	340,515,000	340,515,000	335,240,000	335,240,000
Loans outstanding (Note E)	42,722,229,000	44,240,633,000	41,713,048,000	43,235,456,000
Equity investments (Note H)	893,642,000	893,642,000	884,440,000	884,440,000
Other assets				
Non-negotiable, non-interest-bearing demand obligations	173,901,000	173,901,000	142,181,000	142,181,000
Receivable from swaps - borrowings (Note G)	28,192,551,000	28,192,551,000	24,917,264,000	24,917,264,000
Receivable from swaps - others (Note G)	2,584,071,000	2,584,071,000	1,044,854,000	1,044,854,000
Swap related collateral	1,211,100,000	1,211,100,000	735,050,000	735,050,000
Future guarantee receivable	15,837,000	15,837,000	16,962,000	16,962,000
LIABILITIES:				
Borrowings (Note J)	47,687,411,000	48,341,610,000	42,498,198,000	43,121,355,000
Other liabilities				
Payable for swaps - borrowings (Note G)	26,188,087,000	26,188,087,000	23,503,343,000	23,503,343,000
Payable for swaps - others (Note G)	2,785,106,000	2,785,106,000	1,294,160,000	1,294,160,000
Payable for swap related collateral	1,211,100,000	1,211,100,000	735,050,000	735,050,000
Guarantee liability	34,113,000	34,113,000	38,710,000	38,710,000

[a] **The carrying amount for borrowings and swaps are inclusive of accrued interest.**

	31 March 2010		31 December 2009	
	Outstanding Amount	**Present Value**	**Outstanding Amount**	**Present Value**
Off-balance sheet financial instruments:				
Guarantees (Note F)	$ 1,132,508,000	$ 811,334,000	$ 1,139,356,000	$ 809,857,000

Fair Value Option

In adopting ASC 825, ADB elected the Fair Value Option on all borrowings that are associated with derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of ASC 815. ADB also incorporated the credit spread by currency in the valuation of its borrowings.

continued

Fair Value Measurement

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

Assets and liabilities measured at fair value on a recurring basis:

The fair value of the following financial assets and liabilities as of 31 March 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 14,897,560,000	$ 14,859,074,000	$ 38,486,000	$ –
Time deposits and other obligations of banks	853,379,000	–	853,379,000	–
Corporate obligations	1,247,873,000	713,121,000	534,752,000	–
Asset-backed/mortgage-backed securities	874,170,000	1,649,000	872,521,000	–
Securities transferred under repurchase agreement	699,417,000	699,417,000	–	–
Securities purchased under resale arrangement	340,515,000	–	340,515,000	–
Borrowings related swaps	28,192,551,000	–	19,977,960,000	8,214,591,000
Investments related swaps	2,246,785,000	–	2,246,785,000	–
Loans related swaps	337,286,000	–	300,901,000	36,385,000
Equity investments	462,292,000	462,292,000	–	–
Total assets at fair value	$ 50,151,828,000	$ 16,735,553,000	$ 25,165,299,000	$ 8,250,976,000
Liabilities				
Borrowings				
Hybrid financial instruments	$ 2,617,848,000	$ –	$ 2,460,375,000	$ 157,473,000
Non-hybrid financial instruments	40,818,939,000	–	32,834,238,000	7,984,701,000
Borrowings related swaps	26,188,087,000	–	26,098,468,000	89,619,000
Investments related swaps	2,355,082,000	–	2,355,082,000	–
Loans related swaps	430,024,000	–	178,712,000	251,312,000
Total liabilities at fair value	$ 72,409,980,000	$ –	$ 63,926,875,000	$ 8,483,105,000

continued

	31 December 2009	Fair Value Measurements Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 10,308,595,000	$ 9,661,283,000	$ 647,312,000	$ –
Time deposits and other obligations of banks	1,991,982,000	–	1,991,982,000	–
Corporate obligations	971,552,000	476,951,000	494,601,000	–
Asset-backed/mortgage-backed securities	851,450,000	–	851,450,000	–
Securities transferred under repurchase agreement	551,386,000	551,386,000	–	–
Securities purchased under resale arrangement	335,240,000	–	335,240,000	–
Borrowings related swaps	24,917,264,000	–	17,610,947,000	7,306,317,000
Investments related swaps	661,265,000	–	661,265,000	–
Loans related swaps	383,589,000	–	355,316,000	28,273,000
Equity investments	461,552,000	461,552,000	–	–
Total assets at fair value	$ 41,433,875,000	$ 11,151,172,000	$ 22,948,113,000	$ 7,334,590,000
Liabilities				
Borrowings				
Hybrid financial instruments	$ 2,634,794,000	$ –	$ 2,478,202,000	$ 156,592,000
Non-hybrid financial instruments	35,678,408,000	–	28,431,322,000	7,247,086,000
Borrowings related swaps	23,503,343,000	–	23,424,313,000	79,030,000
Investments related swaps	826,253,000	–	826,253,000	–
Loans related swaps	467,907,000	–	171,668,000	296,239,000
Total liabilities at fair value	$ 63,110,705,000	$ –	$ 55,331,758,000	$ 7,778,947,000

Included in government or government guaranteed obligations are securities priced by BVAL amounting to $609,886,000 which was classified as Level 2 in December 2009. Starting March 2010, BVAL pricing was classified as Level 1. In addition, corporate obligations amounting to $14,412,000 classified as Level 1 in December 2009, was priced and classified by BFV as Level 2 starting March 2010.

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Investments Corporate obligations	Asset-backed/ mortgage-backed securities	Borrowings Hybrid financial instruments	Non-hybrid financial instruments
Balance, 1 January 2010	$ –	$ –	$ (156,592,000)	$ (7,247,086,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	–	–	950,000	(111,184,000)
Included in other comprehensive income	–	–	(1,830,000)	1,664,000
Purchases, sales, and paydowns	–	–	–	–
Issuances, redemptions, and maturities	–	–	–	(628,095,000)
Transfers out of Level 3	–	–	–	–
Balance, 31 March 2010	$ –	$ –	$ (157,473,000)	$ (7,984,701,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ –	$ 956,000	$ (51,941,000)

Note: Figures may not add to totals due to rounding.

continued

	Swaps receivable		Swaps payable
	Hybrid financial instruments	Non-hybrid financial instruments	Non-hybrid financial instruments
Balance, 1 January 2010	$ 157,400,000	$ 7,148,917,000	$ (79,030,000)
Total gains (losses) - (realized/unrealized)			
Included in earnings	214,000	287,912,000	(9,739,000)
Included in other comprehensive income	1,845,000	(9,865,000)	(849,000)
Issuances, redemptions, and maturities	–	628,168,000	–
Balance, 31 March 2010	$ 159,459,000	$ 8,055,132,000	$ (89,619,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (931,000)	$ 226,257,000	$ (10,141,000)

Note: Figures may not add to totals due to rounding.

	Loans related swaps	
	Swaps receivable	Swaps payable
Balance, 1 January 2010	$ 28,273,000	$ (296,239,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	7,245,000	51,116,000
Included in other comprehensive income	867,000	(9,932,000)
Issuances, redemptions, and maturities	–	3,743,000
Balance, 31 March 2010	$ 36,385,000	$ (251,312,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 7,902,000	$ 47,613,000

NOTE N—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2010 through the date these Condensed Financial Statements are issued. During this period, ADB has raised additional borrowings of approximately $4.5 billion in various currencies.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
31 March 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$ 21,023		$ 3,022
INVESTMENTS (Notes C and K)		5,430,520		5,477,925
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D, and K)		251,663		185,395
LOANS OUTSTANDING (Notes E, K, and L) (Net of provision for HIPC Debt Relief of $79,549 - 31 March 2010; $80,033 - 31 December 2009)		27,268,438		27,879,315
ACCRUED REVENUE		120,711		123,443
DUE FROM CONTRIBUTORS (Notes B and K)		2,039,028		2,294,560
OTHER ASSETS		60,332		58,146
TOTAL		**$ 35,191,715**		**$ 36,021,806**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable to related funds (Note G)		$ 53,694		$ 48,470
Advance payments on contributions (Note B)		125,630		137,185
Undisbursed grant commitments (Notes J and K)		1,958,101		1,676,642
Other liabilities		460		492
Total Liabilities		2,137,885		1,862,789
FUND BALANCES				
Amounts available for operational commitments				
Contributed resources (Notes B and H)	$ 32,310,402		$ 32,740,247	
Unamortized discount (Note B)	(82,197)	32,228,205	(85,798)	32,654,449
Set-aside resources		72,345		74,366
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		863,667		863,892
		33,164,217		33,592,707
Accumulated surplus (ADF-4)		2,530,365		3,295,846
Accumulated other comprehensive income (ADF-4)		(2,640,752)		(2,729,536)
Total Fund Balance		33,053,830		34,159,017
TOTAL		**$ 35,191,715**		**$ 36,021,806**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
REVENUE		
From loans	$ 71,815	$ 64,287
From investments (Note C)	28,626	40,798
From other sources-net	5	45
TOTAL REVENUE	100,446	105,130
EXPENSES		
Grants (Note J)	347,252	137,710
Administrative expenses (Note I)	48,596	41,580
Amortization of discounts on contributions (Note B)	2,551	1,569
Provision for HIPC Debt Relief (Notes E and L)	(1,723)	–
Financial expenses	4	5
TOTAL EXPENSES	396,680	180,864
NET REALIZED GAINS FROM LOANS (Note B)	–	146,812
NET UNREALIZED LOSSES (Note F)	(469,247)	(568,009)
REVENUE LESS THAN EXPENSES	**$ (765,481)**	**$ (496,931)**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 62,977	$ 44,433
Interest on investments received	32,823	28,432
Interest received for securities purchased under resale arrangement	35	123
Cash received from other sources	5	45
Administrative expenses paid	(43,424)	(31,742)
Grants disbursed	(70,241)	(63,863)
Financial expenses paid	(4)	(5)
Net Cash Used in Operating Activities	(17,829)	(22,577)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(119,107)	134,694
Net payments for securities purchased under resale arrangement	(68,651)	(13,298)
Net payments for forward contracts	–	(57,996)
Principal collected on loans	200,153	154,495
Loans disbursed	(228,084)	(367,969)
Net Cash Used in Investing Activities	(215,689)	(150,074)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	251,825	182,525
Net Cash Provided by Financing Activities	251,825	182,525
Effect of Exchange Rate Changes on Due from Banks	(306)	2,327
Net Increase in Due from Banks	18,001	12,201
Due from Banks at Beginning of Period	3,022	7,974
Due from Banks at End of Period	$ 21,023	$ 20,175

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)		2009 (Unaudited)	
Balance at beginning of period		$ 34,159,017		$ 33,479,348
Comprehensive income for the period:				
Net loss for the period (ADF-2)	$ (765,481)		$ (496,931)	
Other comprehensive income for the period	88,784	(676,697)	651,927	154,996
Change in amount available for operational commitments				
from Contributed Resources		(429,845)		(1,634,512)
from Unamortized Discount for Accelerated Notes				
Encashment (ANE) of ADF IX and ADF X		3,602		3,441
Change in SDR value of Set-Aside Resources		(2,021)		(2,749)
Change in value of transfers from TASF		(226)		(209)
Balance at end of period		**$ 33,053,830**		**$ 32,000,315**

Accumulated Other Comprehensive Income
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2010	**2009**	**2010**	**2009**	**2010**	**2009**
Balance, 1 January	$ (2,847,594)	$ (2,210,003)	$ 118,058	$ 107,649	$ (2,729,536)	$ (2,102,354)
Other comprehensive income for the period	82,647	654,747	6,137	(2,820)	88,784	651,927
Balance, 31 March	**$ (2,764,947)**	**$ (1,555,256)**	**$ 124,195**	**$ 104,829**	**$ (2,640,752)**	**$ (1,450,427)**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The resources of ADF have been subsequently augmented by nine replenishments, the most recent (ADF X and the fourth regularized replenishment of the Technical Assistance Special Fund) of which was approved by the Board of Governors in August 2008 and became effective on 16 June 2009. The new replenishment provides a substantial replenishment of the ADF to finance ADB's concessional program for the four-year period from January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the new fund. Total replenishment size is SDR7,419,094,000, of which SDR2,657,960,000 will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. As of 31 March 2010, ADB has received instruments of contributions from 27 donors with a total amount equivalent to SDR2,260,003,000, including qualified contributions amounting to SDR211,891,000.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) initiatives discussed in Note L, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors accepted a resolution to adopt a full-fledged special drawing rights (SDR) approach to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007, as an application of the Board-approved currency management exercise, ADB decided to offer a full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 31 March 2010, 17 out of 30 ADF borrowing countries have opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their concurrence. There was no loan conversion for the period ended 31 March 2010.

The implementation of the full-fledged SDR framework is expected to change the primary economic environment of ADF. Until this process is completed, and a significant change in the primary economic environment becomes evident, the currencies of contributing member countries are functional currencies as

continued

these represent the currencies of the primary economic environment in which ADF generates and expends cash. The United States dollar is the reporting currency of the fund. The special purpose financial statements are expressed in thousands of current United States dollars.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D, F, and K provide the required disclosures in compliance with this update.

In January 2010, the FASB issued ASU No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Level 1 and 2 did not have a material impact ADF's 31 March 2010 special purpose financial statements. ADB is currently assessing the impact of this update relating to Level 3 on ADF's special purpose financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim or annual periods ending after 15 June 2010. The application of this update did not have a material impact on ADF's 31 March 2010 special purpose financial statements.

In March 2010, the FASB issued ASU No. 2010-11, *"Derivatives and Hedging (Topic 815) – Scope Exception Related to Embedded Credit Derivatives."* ASU 2010-11 improves disclosures originally required under FAS 161. ASU 2010-11 is effective for each reporting entity at the beginning of its first fiscal quarter beginning after 15 June 2010. ADB is currently assessing the impact of this update on ADF's special purpose financial statements.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as "Contributed Resources" when the Instruments of Contribution are received and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX and ADF X, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

continued

Due from Contributors

Included in "Due from Contributors" are notes of contributors and contributions receivable. Notes of contributors are non-negotiable, non-interest-bearing and, subject to certain restrictions imposed by applicable Board of Governors' resolutions, encashable by ADB at par upon demand.

Advanced Payments

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments and included under "Liabilities."

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 31 March 2010 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 31 March 2010 and 31 December 2009 are as follows:

	31 March 2010	31 December 2009
Due in one year or less	$ 3,065,158,000	$ 2,765,978,000
Due after one year through five years	2,308,165,000	2,657,986,000
Due after five years through ten years	57,197,000	53,961,000
Total	$ 5,430,520,000	$ 5,477,925,000

The annualized rate of return on the average investments held during the three-month period ended 31 March 2010 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 2.01% (2.70% – 2009). If unrealized gains and losses were included, the annualized rate of return would have been 2.12% (2.65% – 2009).

As of 31 March 2010, gross unrealized losses resulting from market movements amounted to $130,000 ($56,000 – 31 December 2009) for government or government-guaranteed obligations. Comparative details for three-month period ended 31 March 2010 and for year ended 31 December 2009 are as follows:

For the three-month period 31 March 2010

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government - guaranteed obligations	$ 415,013,000	$ 130,000	$ –	$ –	$ 415,013,000	$ 130,000

continued

For the year 2009

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government - guaranteed obligations	$ 293,973,000	$ 56,000	$ –	$ –	$ 293,973,000	$ 56,000

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

There were no outstanding securities transferred under repurchase agreement as of 31 March 2010 and 31 December 2009.

NOTE E—LOANS

As of 31 March 2010 and 31 December 2009, outstanding loans to borrowers are as follows:

	31 March 2010	31 December 2009
Pakistan	$ 6,455,950,000	$ 6,619,002,000
Bangladesh	5,768,014,000	5,944,165,000
Viet Nam	3,034,043,000	3,051,234,000
Sri Lanka	2,628,321,000	2,699,855,000
Nepal	1,548,250,000	1,594,779,000
Others (individually less than 5% of total loans)	7,913,409,000	8,050,313,000
Total Outstanding Loans	27,347,987,000	27,959,348,000
Provision for HIPC Debt Relief	(79,549,000)	(80,033,000)
Net outstanding loans	$ 27,268,438,000	$ 27,879,315,000

No non-sovereign loans were outstanding as of 31 March 2010 and 31 December 2009.

The principal amount outstanding of sovereign loans in non-accrual status as of 31 March 2010 was $556,186,000 ($560,183,000 – 31 December 2009) of which $299,799,000 ($292,050,000 – 31 December 2009) was overdue.

Provision for HIPC Debt Relief amounting to $81,486,000 relating to the Afghanistan debt relief under the HIPC initiative was recognized and charged to income. Of this amount, a total of $1,937,000 was written-off as the loan service payments of affected loans fell due. This brought the balance of Provision for HIPC Debt Relief as of 31 March 2010 to $79,549,000 ($80,033,000 – 31 December 2009).

continued

The undisbursed balance of approved loans, including approved but not yet effective loans as of 31 March 2010 was $5,879,864,000 ($6,334,015,000 – 31 December 2009).

NOTE F—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying ASC 815 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

ADB engages in derivative instruments for overall liquidity management. From time to time, ADB enters into forward contracts to protect itself from the currency exchange risk.

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

		Amount of Gain (Loss) recognized in income on Derivatives	
	Location of Gain (Loss) recognized in Income on Derivatives	31 March 2010	31 March 2009
Derivatives not designated as hedging instruments under ASC Subtopic 815-20			
Investment related swaps			
FX forward	Net Unrealized Losses	$ –	$ (692,000)
	Revenue from Investments	–	740,000
Total		$ –	$ 48,000

NOTE G—RELATED PARTY TRANSACTIONS

Included in Payable to Related Funds is the net amount of $48,648,000 payable to Ordinary Capital Resources (OCR) ($43,142,000 – 31 December 2009), and $5,046,000 ($4,349,000 – 31 December 2009) payable to TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to ADF pending settlement while the payable to TASF represents portion of installment payments received from three donors under ADF X that were allocated to the fourth regularized replenishment of TASF.

NOTE H—CONTRIBUTED RESOURCES

As of 31 March 2010, contributions from 27 donor countries totaling $3,409,539,000 were committed for ADF X. Of these, $860,581,000 including amortized discount of $1,298,000, were received and made available for operational commitments. These were recorded in "Contributed Resources."

continued

NOTE I—ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses represent administration charge from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in proportion to the relative volume of operational activities of OCR and ADF.

NOTE J—GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 3 grants totaling $41,000,000 (2 grants totaling $43,000,000 – 2009) were approved and 10 grants totaling $347,250,000 (9 grants totaling $137,710,000 – 2009) became effective, net of $7,000 write back of undisbursed commitments for completed grant projects. Total undisbursed grant commitments represents effective grants, which have not been disbursed.

NOTE K—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADF as of 31 March 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 3,632,864,000	$ 3,412,250,000	$ 220,614,000	$ –
Time deposits	1,647,682,000	–	1,647,682,000	–
Corporate bonds	149,974,000	149,974,000	–	–
Securities purchased under resale arrangement	251,663,000	–	251,663,000	–
Total assets at fair value	**$ 5,682,183,000**	**$ 3,562,224,000**	**$ 2,119,959,000**	**$ –**

continued

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 3,728,364,000	$ 3,315,132,000	$ 413,232,000	$ –
Time deposits	1,749,561,000	–	1,749,561,000	–
Securities purchased under resale arrangement	185,395,000	–	185,395,000	–
Total assets at fair value	**$ 5,663,320,000**	**$ 3,315,132,000**	**$ 2,348,188,000**	**$ –**

See Notes C, D, E, and J for discussions relating to investments, securities transferred under repurchase agreement, securities purchased under resale arrangement, loans, due from contributors, and undisbursed commitments. In all other cases, the carrying amounts of ADF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE L—HEAVILY INDEBTED POOR COUNTRIES (HIPC) INITIATIVE

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC debt relief initiative.

The HIPC debt relief initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries are not put at risk due to their high external debt burden. Under the HIPC debt relief initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to sustainable level. As of 31 March 2010, Afghanistan is the only borrower that has requested and qualified for HIPC debt relief (See Note E).

NOTE M—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2010 through the date these Condensed Special Purpose Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's Condensed Special Purpose Financial Statements as of 31 March 2010.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 4,131	$ 2,327
INVESTMENTS (Notes C and H)	303,452	320,069
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)	108	8,005
ACCRUED REVENUE	34	27
DUE FROM CONTRIBUTORS (Note G)	231,107	236,091
ADVANCES FOR GRANTS AND OTHER ASSETS (Note E)	15,391	15,869
TOTAL	**$ 554,223**	**$ 582,388**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 389	$ 835
UNDISBURSED COMMITMENTS (Note F)	273,096	258,845
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	280,738	322,708
TOTAL	**$ 554,223**	**$ 582,388**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 664	$ 201
REVENUE		
From investments (Note C)	449	1,114
From other sources	1	3
Total	1,114	1,318
EXPENSES		
Technical assistance—net (Note F)	38,879	23,201
Financial expenses	3	5
Total	38,882	23,206
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(37,768)	(21,888)
EXCHANGE LOSSES	(4,202)	(3,538)
DECREASE IN NET ASSETS	(41,970)	(25,426)
NET ASSETS AT BEGINNING OF PERIOD	322,708	102,707
NET ASSETS AT END OF PERIOD	**$ 280,738**	**$ 77,281**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 1,969	$ 3,336
Interest on investments received	442	39
Net cash (paid for) received from other activities	(6)	2
Technical assistance disbursed	(23,890)	(16,994)
Financial expenses paid	(3)	(5)
Net Cash Used in Operating Activities	(21,488)	(13,622)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	2,073,145	1,879,841
Purchases of investments	(2,057,842)	(1,864,019)
Net payments for securities purchased under resale arrangement	8,036	–
Net Cash Provided Investing Activities	23,339	15,822
Effect of Exchange Rate Changes on Due from Banks	(47)	(47)
Net Increase in Due from Banks	1,804	2,153
Due from Banks at Beginning of Period	2,327	1,692
Due from Banks at End of Period	$ 4,131	$ 3,845

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the TASF. In conjunction with the ADF replenishment, the resolution provides for a replenishment of the TASF to finance technical assistance operations under the fund. Total replenishment size is SDR7,419,094,000, of which SDR2,657,960,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The replenishment became effective on 16 June 2009. As of 31 March 2010, ADB received instruments of contributions from 27 donors with a total amount equivalent to SDR2,260,003,000, including qualified contribution amounting to about SDR211,891,000.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organizations. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D and H provide the required disclosures in compliance with this update.

In January 2010, the FASB issued ASU No. 2010-06, "*Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.*" ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of

continued

updates for Level 1 and 2 did not have a material impact TASF's 31 March 2010 financial statements. ADB is currently assessing the impact of this update relating to Level 3 on TASF's financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim or annual periods ending after 15 June 2010. The application of this update did not have a material impact on TASF's 31 March 2010 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 31 March 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.
Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2010 including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month was 0.57% (1.61% – 2009).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

TASF accounts for the transfer of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

NOTE E—RELATED PARTY TRANSACTIONS

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

	31 March 2010	31 December 2009
Receivable from:		
Asian Development Fund	$ 5,046,000	$ 4,349,000
Japan Special Fund	10,000	–
Agency Trust Funds—net	–	177,000
Total	$ 5,056,000	$ 4,526,000
Payable to:		
Ordinary capital resources	$ 147,000	$ 231,000
Japan Special Fund	–	1,000
Regional Cooperation and Integration Fund	2,000	47,000
Climate Change Fund	10,000	–
Agency Trust Funds—net	152,000	–
Total	$ 311,000	$ 279,000

The receivable from ADF represents the fourth regularized replenishment of TASF out of the ADF X contribution.

continued

NOTE F—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the three-month period ended 31 March 2010, a net amount of $2,617,000 ($3,824,000 – 2009) was written back as a reduction in TA. Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE G—CONTRIBUTIONS

With the effectivity of ADF X and the fourth regularized replenishment of TASF, contribution commitments from 27 donors totaling $288,470,000 were allocated to TASF. Of this amount, $222,930,000[1] was recorded as "DUE FROM CONTRIBUTORS" which are payable throughout the replenishment period of four years in accordance with encashment schedule.

Total contributions for the period ended 31 March 2010 comprises of the fourth regularized replenishment of TASF amounting to $445,000, and direct and voluntary contribution of India amounting to Rs10,000,000 ($219,000 equivalent). In addition, the fund received $2,924,000 from seven donors as part of the fourth regularized replenishment of TASF.

NOTE H—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of TASF as of 31 March 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 303,452,000	$ –	$ 303,452,000	$ –
Securities purchased under resale arrangement	108,000	–	108,000	–
Total assets at fair value	**$ 303,560,000**	**$ –**	**$ 303,560,000**	**$ –**

[1] US dollar equivalent at 31 March 2010 exchange rates.

continued

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 320,069,000	$ –	$ 320,069,000	$ –
Securities purchased under *resale arrangement*	8,005,000	–	8,005,000	–
Total assets at fair value	**$ 328,074,000**	**$ –**	**$ 328,074,000**	**$ –**

See Notes C, D, and F for discussions relating to investments, securities purchased under resale arrangement, and undisbursed commitments. In all other cases, the carrying amounts of TASF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Condensed Financial Statements as of 31 March 2010.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)			31 December		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 570	$ 2,306	$ 2,876	$ 77	$ 315	$ 392
INVESTMENTS (Notes C and G)	36,009	147,064	183,073	36,492	158,488	194,980
ACCRUED REVENUE	–	12	12	1	9	10
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)[1]	–	3,304	3,304	–	3,321	3,314
TOTAL[1]	**$ 36,579**	**$ 152,686**	**$ 189,265**	**$ 36,570**	**$ 162,133**	**$ 198,696**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)[1]	$ –	$ 210	$ 210	$ 7	$ 211	$ 211
UNDISBURSED COMMITMENTS						
Technical assistance (Note E)	–	96,803	96,803	–	94,081	94,081
TOTAL LIABILITIES[1]	–	97,013	97,013	7	94,292	94,292
NET ASSETS (JSF-2) (Note F), represented by:						
Uncommitted Balances						
Unrestricted	–	55,673	55,673	–	67,841	67,841
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	55,673	83,872	28,199	67,841	96,040
Net Accumulated Investment Income						
Temporarily restricted	8,380	–	8,380	8,364	–	8,364
	36,579	55,673	92,252	36,563	67,841	104,404
TOTAL[1]	**$ 36,579**	**$ 152,686**	**$ 189,265**	**$ 36,570**	**$ 162,133**	**$ 198,696**

The accompanying notes are an integral part of these financial statements (JSF-4).

[1] Totals may not add up due to elimination of interfund account ($7,000 - 31 December 2009).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)			2009 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS (Note C)	$ –	$ 75	$ 75	$ –	$ 702	$ 702
REVENUE FROM OTHER SOURCES	–	13	13	–	9	9
Total	–	88	88	–	711	711
EXPENSES						
Technical assistance—net (Note E)	–	11,992	11,992	–	11,751	11,751
Administrative expenses	–	261	261	–	348	348
Total	–	12,253	12,253	–	12,099	12,099
REVENUE LESS THAN EXPENSES	–	(12,165)	(12,165)	–	(11,388)	(11,388)
EXCHANGE LOSSES	–	(3)	(3)	–	(18)	(18)
DECREASE IN UNRESTRICTED NET ASSETS	–	(12,168)	(12,168)	–	(11,406)	(11,406)
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	16	–	16	77	–	77
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	16	–	16	77	–	77
INCREASE (DECREASE) IN NET ASSETS	16	(12,168)	(12,152)	77	(11,406)	(11,329)
NET ASSETS AT BEGINNING OF PERIOD	36,563	67,841	104,404	36,186	105,930	142,116
NET ASSETS AT END OF PERIOD	**$ 36,579**	**$ 55,673**	**$ 92,252**	**$ 36,263**	**$ 94,524**	**$ 130,787**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)			2009 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest on investments received	$ 17	$ 72	$ 89	$ 108	$ 157	$ 265
Technical assistance disbursed	(7)	(9,201)	(9,208)	(42)	(9,385)	(9,427)
Administrative expenses paid	–	(316)	(316)	–	(360)	(360)
Net cash received from other sources	–	12	12	–	9	9
Net Cash Provided by (Used in) Operating Activities	10	(9,433)	(9,423)	66	(9,579)	(9,513)
CASH FLOWS FROM INVESTING ACTIVITES						
Maturities of Investments	468,506	967,382	1,435,888	170,188	1,062,129	1,232,317
Purchases of Investments	(468,023)	(955,958)	(1,423,981)	(169,902)	(1,050,734)	(1,220,636)
Net Cash Provided by Investing Activities	483	11,424	11,907	286	11,395	11,681
Effect of Exchange Rate Changes on Due from Banks	–	(0)	(0)	–	(0)	(0)
Net Increase in Due from Banks	493	1,991	2,484	352	1,816	2,168
Due from Banks at Beginning of Period	77	315	392	224	489	713
Due from Banks at End of Period	$ 570	$ 2,306	$ 2,876	$ 576	$ 2,305	$ 2,881

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of JSF, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In January 2010, the FASB issued ASU No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Level 1 and 2 did not have a material impact JSF's 31 March 2010 financial statements. ADB is currently assessing the impact of this update relating to Level 3 on JSF's financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim or annual periods ending after 15 June 2010. The application of this update did not have a material impact on JSF's 31 March 2010 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 31 March 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts.

continued

The annualized rates of return on the average investments held under ACCSF and JSF during the three-month period ended 31 March 2010, based on the portfolio held at the beginning and end of each month, were 0.18% and 0.22%, respectively (1.04% and 1.51% respectively – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to JSF are settled on a regular basis with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

		31 March 2010	31 December 2009
Amounts Receivable by:			
JSF from:	ACCSF	$ –	$ 7,000
	TASF	–	1,000
	Agency Trust Funds—net	2,000	–
	Total	$ 2,000	$ 8,000
Amounts Payable by:			
JSF to:	OCR	$ 174,000	$ 115,000
	TASF	10,000	–
	CCF	1,000	–
	Agency Trust Funds—net	–	1,000
	Total	$ 185,000	$ 116,000
ACCSF to:	JSF	$ –	$ 7,000

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the three-month period ended 31 March 2010, an amount of $3,538,000 ($949,000 – 2009) was thus written back as a reduction in TA. None of these amounts corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA that have not been disbursed.

NOTE F—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 31 March 2010, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $28,199,000 ($28,199,000 – 31 December 2009).

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the

continued

sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of JSF as of 31 March 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 183,073,000	$ –	$ 183,073,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 194,980,000	$ –	$ 194,980,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of JSF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's Condensed Financial Statements as of 31 March 2010.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 503	$ 453
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C, D and E)	6,684	2,055
PROPERTY, FURNITURE, AND EQUIPMENT	167	177
DUE FROM CONTRIBUTORS	–	8,038
OTHER ASSETS	2,438	2,460
TOTAL	**$ 9,792**	**$ 13,183**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 6,234	$ 5,921
UNCOMMITTED BALANCES (ADBISF-2), represented by: Unrestricted net assets	3,558	7,262
TOTAL	**$ 9,792**	**$ 13,183**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)		2009 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From rental (Note F)		$ 113		$ 140
From investments (Note C)		1		3
From other sources—net		0		3
Total		114		146
EXPENSES				
Administrative expenses	$ 2,663		$ 2,502	
Program expenses	1,196	3,859	748	3,250
REVENUE LESS THAN EXPENSES		(3,745)		(3,104)
NET EXCHANGE LOSSES		(23)		(211)
TRANSLATION ADJUSTMENTS		64		(1,051)
DECREASE IN UNRESTRICTED NET ASSETS		(3,704)		(4,366)
NET ASSETS AT BEGINNING OF PERIOD		7,262		15,723
NET ASSETS AT END OF PERIOD		**$ 3,558**		**$ 11,357**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 7,957	$ 7,871
Interest on investments received	1	3
Expenses paid	(3,515)	(2,634)
Others—net	91	(69)
Net Cash Provided by Operating Activities	4,534	5,171
CASH FLOWS FROM INVESTING ACTIVITIES		
Net payments for securities purchased under resale arrangement	(4,500)	(4,037)
Effect of Exchange Rate Changes on Due from Banks	16	(1,113)
Net Increase in Due from Banks	50	21
Due from Banks at Beginning of Period	453	304
Due from Banks at End of Period	$ 503	$ 325

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Notes D and E provide the required disclosures in compliance with this update.

In January 2010, the FASB issued ASU No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Level 1 and 2 did not have a material impact ADBISF's 31 March 2010 financial statements. The Institute is currently assessing the impact of this update relating to Level 3 on ADBISF's financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim or annual periods ending after 15 June 2010. The

continued

application of this update did not have a material impact on ADBISF's 31 March 2010 financial statements.

NOTE C—INVESTMENTS

All investment securities held by the Institute are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2010 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.06% (0.09% – 2009).

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The Institute accounts for transfer of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

NOTE E—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of ADBISF as of 31 March 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$ 6,684,000	$ –	$ 6,684,000	$ –

continued

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$ 2,055,000	$ –	$ 2,055,000	$ –

See Notes C and D for discussions relating to investments and securities purchased under resale arrangement. In all other cases, the carrying amounts of ADBISF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE F—REVENUE

Revenue from rental consists of sublease rental income totaling $113,000 ($140,000 – 2009) received according to a space sharing agreement with the Japan Representative Office of ADB.

NOTE G—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 31 March 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADBISF's Condensed Financial Statements as of 31 March 2010.

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 10,082	$ 449
INVESTMENTS (Notes C and F)	73,933	97,896
ACCRUED REVENUE	0	2
ADVANCES FOR GRANTS	19,092	23,565
TOTAL	**$ 103,107**	**$ 121,912**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 124	$ 597
UNDISBURSED COMMITMENTS (Note E)	98,792	116,784
UNCOMMITTED BALANCES (ATF-2), represented by: Unrestricted net assets	4,191	4,531
TOTAL	**$ 103,107**	**$ 121,912**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 36	$ 547
From other sources	1	2
Total	37	549
EXPENSES		
Administrative expenses (Note D)	360	559
Financial expenses	0	–
Total	360	559
REVENUE LESS THAN EXPENSES	(323)	(10)
NET EXCHANGE LOSSES	(17)	(23)
DECREASE IN NET ASSETS	(340)	(33)
NET ASSETS AT BEGINNING OF PERIOD	4,531	46,387
NET ASSETS AT END OF PERIOD	**$ 4,191**	**$ 46,354**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 37	$ 1,516
Grants/Technical assistance disbursed	(13,607)	(20,426)
Administrative and financial expenses paid	(761)	(902)
Cash received from other sources	1	2
Net Cash Used in Operating Activities	(14,330)	(19,810)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	2,309,835	2,148,082
Purchases of investments	(2,285,872)	(2,120,598)
Net Cash Provided by Investing Activities	23,963	27,484
Net Increase in Due from Banks	9,633	7,674
Due from Banks at Beginning of Period	449	383
Due from Banks at End of Period	$ 10,082	$ 8,057

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Level 1 and 2 did not have a material impact ATF's 31 March 2010 financial statements. ADB is currently assessing the impact of this update relating to Level 3 on ATF's financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim or annual periods ending after 15 June 2010. The application of this update did not have a material impact on ATF's 31 March 2010 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 31 March 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2010, based on the portfolio held at the beginning and end of each month, was 0.17% (1.32% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to ATF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision and operation of the ATF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 31 March 2010, $124,000 ($590,000 – 31 December 2009) was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. There were no grants which became effective or completed/cancelled during the periods ended 31 March 2010 and 2009.

Total undisbursed commitments are denominated in United States dollars and represent effective grants which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

continued

The fair value of the following financial assets of ATF as of 31 March 2010 and 31 December 2009 were reported based on the following:

	31 March 2010	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 73,933,000	$ –	$ 73,933,000	$ –

	31 December 2009	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 97,896,000	$ –	$ 97,896,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of ATF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ATF's Condensed Financial Statements as of 31 March 2010.

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 8,704	$ 551
INVESTMENTS (Notes C and G)	33,188	49,195
ACCRUED REVENUE	68	59
ADVANCES FOR GRANTS	7,135	3,007
TOTAL	**$ 49,095**	**$ 52,812**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 30	$ 52
UNDISBURSED COMMITMENTS (Note E)	45,552	49,446
UNCOMMITTED BALANCES (PEF-2), represented by: Unrestricted net assets	3,513	3,314
TOTAL	**$ 49,095**	**$ 52,812**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 342	$ 639
From other sources	57	70
Total	399	709
EXPENSES		
Administrative expenses	78	39
REVENUE IN EXCESS OF EXPENSES	321	670
NET EXCHANGE LOSSES	(122)	(463)
INCREASE IN NET ASSETS	199	207
NET ASSETS AT BEGINNING OF PERIOD	3,314	2,203
NET ASSETS AT END OF PERIOD	**$ 3,513**	**$ 2,410**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 331	$ 646
Net cash received from other sources	57	71
Grants and technical assistance disbursed	(8,022)	(2,204)
Administrative and financial expenses paid	(99)	(41)
Net Cash Used in Operating Activities	(7,733)	(1,528)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	309,446	429,813
Acquisition of investments	(293,560)	(424,332)
Net Cash Provided by Investting Activities	15,886	5,481
Effect of Exchange Rate Changes on Due from Banks	0	(37)
Net Increase in Due from Banks	8,153	3,916
Due from Banks at Beginning of Period	551	823
Due from Banks at End of Period	$ 8,704	$ 4,739

0 = Less than $500.

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, "*Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*." ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Level 1 and 2 did not have a material impact PEF's 31 March 2010 financial statements. ADB is currently assessing the impact of this update relating to Level 3 on PEF's financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim or annual periods ending after 15 June 2010. The application of this update did not have a material impact on PEF's 31 March 2010 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 31 March 2010 and 31 December 2009 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

continued

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

The annualized rate of return on the average investments held during the three-month period ended 31 March 2010, based on the portfolio held at the beginning and end of each month, was 3.44% (4.57% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to PEF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision and operation of the PEF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 31 March 2010, $30,000 ($45,000 – 31 December 2009) was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. There were no TA or grants which became effective or completed/cancelled during the period ended 31 March 2010.

Total undisbursed commitments are denominated in United States dollars and represent effective TAs/grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In 2006 and 2007, instruments of contributions were received from the Government of Norway and the Kingdom of Belgium which undertake to make contributions to the PEF a maximum amount of $20,000,000 and €9,924,000, respectively. This is by way of a debt-for development swap arrangement with Pakistan, where Pakistan shall match the value of debt and debt service cancellations with equivalent amounts in Pakistan rupees, which shall be transferred to the Fund as Norway's and Belgium's contributions.

In 2008, PEF received the remaining contributions due from Norway and Belgium amounting to $5,000,000 and €3,308,000 ($5,225,000 equivalent), respectively.

In 2006, the Government of Australia committed A$20,000,000 ($15,036,000 equivalent). PEF received in full the remaining contributions due from Australia amounting to A$4,300,000 ($3,184,000 equivalent) in 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market

continued

corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of PEF as of 31 March 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 33,188,000	$ –	$ 33,188,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 49,195,000	$ –	$ 49,195,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of PEF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the PEF's Condensed Financial Statements as of 31 March 2010.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,996	$ 270
INVESTMENTS (Notes C and F)	31,186	34,856
ACCRUED REVENUE	10	11
ADVANCES FOR GRANTS AND OTHER ASSETS	1,182	610
TOTAL	**$ 34,374**	**$ 35,747**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNT PAYABLE AND OTHER LIABILITIES (Note D)	$ 50	$ 62
UNDISBURSED COMMITMENTS (Note E)	23,828	23,148
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Unrestricted net assets	10,496	12,537
TOTAL	**$ 34,374**	**$ 35,747**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 24	$ 52
From other sources—net	0	1
Total	24	53
EXPENSES		
Technical assistance (Note E)	2,000	2,200
Administrative expenses	66	94
Total	2,066	2,294
REVENUE LESS THAN EXPENSES	(2,042)	(2,241)
NET EXCHANGE GAINS (LOSSES)	1	(1)
DECREASE IN NET ASSETS	(2,041)	(2,242)
NET ASSETS AT BEGINNING OF PERIOD	12,537	24,588
NET ASSETS AT END OF PERIOD	**$ 10,496**	**$ 22,346**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 32	$ 250
Technical assistance disbursed	(1,869)	(975)
Administrative and financial expenses paid	(100)	(69)
Net cash received from other sources	0	–
Net Cash Used in Operating Activities	(1,937)	(794)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	80,929	117,132
Purchases of Investments	(77,266)	(115,545)
Net Cash Provided by Investing Activities	3,663	1,587
Net Increase in Due From Banks	1,726	793
Due from Banks at Beginning of Period	270	1,446
Due from Banks at End of Period	$ 1,996	$ 2,239

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note F provides the required disclosures in compliance to the updates for Levels 1 and 2. ADB is currently assessing the impact of this update relating to Level 3 on RCIF's financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim or annual periods ending after 15 June 2010. The application of this update did not have a material impact on RCIF's 31 March 2010 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 31 March 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

continued

The annualized rate of return on the average investments held during the three-month period ended 31 March 2010, based on the portfolio held at the beginning and end of each month, was 0.36% (1.46% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to RCIF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are the following interfund balances:

	31 March 2010	31 December 2009
Receivable from:		
Technical Assistance Special Fund	$ 2,000	$ 47,000
Payable to:		
Ordinary capital resources	$ 45,000	$ 40,000
Climate Change Fund	4,000	–
Agency Trust Funds—net	1,000	16,000
Total	$ 50,000	$ 56,000

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the period, there were one TA grant and one supplementary approval totaling $2,000,000 (two TA totaling $2,200,000 – 2009) which became effective, and no undisbursed amounts were written back (nil – 2009).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated

continued

data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.
The fair value of the following financial assets of RCIF as of 31 March 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 15,023,000	$ 15,023,000	$ –	$ –
Time deposits	16,163,000	–	16,163,000	–
Total assets at fair value	**$ 31,186,000**	**$ 15,023,000**	**$ 16,163,000**	**$ –**

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 15,030,000	$ –	$ 15,030,000	$ –
Time deposits	19,826,000	–	19,826,000	–
Total assets at fair value	**$ 34,856,000**	**$ –**	**$ 34,856,000**	**$ –**

Starting 2010, BVAL source has been categorized from Level 2 to Level 1.

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of RCIF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's Condensed Financial Statements as of 31 March 2010.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,997	$ 209
INVESTMENTS (Notes C and F)	36,387	39,232
ACCRUED REVENUE	11	13
ADVANCES FOR GRANTS AND OTHER ASSETS	332	339
TOTAL	**$ 38,727**	**$ 39,793**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Notes D)	$ 82	$ 102
UNDISBURSED COMMITMENTS (Note E)	19,731	12,989
UNCOMMITTED BALANCES (CCF-2), represented by:		
Unrestricted net assets	18,914	26,702
TOTAL	**$ 38,727**	**$ 39,793**

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 28	$ 26
From other sources	–	0
Total	28	26
EXPENSES		
Administrative expenses	116	33
Technical assistance (Note E)	7,700	4,350
Total	7,816	4,383
REVENUE LESS THAN EXPENSES	(7,788)	(4,357)
NET EXCHANGE (LOSSES) GAINS	(0)	4
DECREASE IN NET ASSETS	(7,788)	(4,353)
NET ASSETS AT BEGINNING OF PERIOD	26,702	37,427
NET ASSETS AT END OF PERIOD	**$ 18,914**	**$ 33,074**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2010 and 2009
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)	2009 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 37	$ 132
Technical assistance disbursed	(936)	(295)
Administrative expenses paid	(150)	(64)
Cash received from other activities	–	0
Net Cash Used in Operating Activities	(1,049)	(227)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	149,384	115,683
Purchases of investments	(146,547)	(115,517)
Net Cash Provided by Investing Activities	2,837	166
Net Increase (Decrease) in Due From Banks	1,788	(61)
Due from Banks at Beginning of Period	209	1,564
Due from Banks at End of Period	$ 1,997	$ 1,503

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2010 and 2009
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note F provides the required disclosures in compliance to the updates for Levels 1 and 2. ADB is currently assessing the impact of this update relating to Level 3 on CCF's financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim or annual periods ending after 15 June 2010. The application of this update did not have a material impact on CCF's 31 March 2010 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 31 March 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

continued

The annualized rate of return on the average investments held during the three-month period ended 31 March 2010, based on the portfolio held at the beginning and end of each month, was 0.37% (1.15% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to CCF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 31 March 2010, $82,000 ($95,000 – 31 December 2009) was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the period, there were five (four TA totaling $4,350,000 – 2009) TA/grants totaling to $7,700,000 which became effective, and no undisbursed amounts were written back (nil – 2009).

Total undisbursed commitments are denominated in United States dollars and represent effective TAs/grants which have not been disbursed.

NOTE F—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of CCF as of 31 March 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 18,027,000	$ 18,027,000	$ –	$ –
Time deposits	18,360,000	–	18,360,000	–
Total assets at fair value	**$ 36,387,000**	**$ 18,027,000**	**$ 18,360,000**	**$ –**

continued

	31 December 2009	Fair Value Measurements Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or gov't. guaranteed obligations	$ 18,035,000	$ –	$ 18,035,000	$ –
Time deposits	21,197,000	–	21,197,000	–
Total assets at fair value	**$ 39,232,000**	**$ –**	**$ 39,232,000**	**$ –**

Starting 2010, BVAL source has been categorized from Level 2 to Level 1.

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of CCF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's Condensed Financial Statements as of 31 March 2010.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2010 and 31 December 2009
Expressed in Thousands of United States Dollars (Note B)

	31 March (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 3,502	$ 3,501
INVESTMENTS (Notes C and G)	29,576	29,563
ACCRUED REVENUE	0	1
ADVANCES FOR GRANTS	7,000	7,000
TOTAL	**$ 40,078**	**$ 40,065**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 12	$ 13
UNDISBURSED COMMITMENTS (Note F)	7,000	7,000
UNCOMMITTED BALANCES (APDRF-2), represented by:		
Unrestricted net assets	33,066	33,052
TOTAL	**$ 40,078**	**$ 40,065**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Three-Month Periods Ended 31 March 2010
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS	
REVENUE	
From investments (Note C)	$ 13
From other sources	1
Total	14
EXPENSES	
Financial expenses	0
REVENUE IN EXCESS OF EXPENSES	14
NET ASSETS AT BEGINNING OF PERIOD	33,052
NET ASSETS AT END OF PERIOD	**$ 33,066**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Three-Month Periods Ended 31 March 2010
Expressed in Thousands of United States Dollars (Note B)

	2010 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES	
Interest on investments received	$ 13
Cash received from other sources	1
Net Cash Provided by Operating Activities	14
CASH FLOWS FROM INVESTING ACTIVITIES	
Maturities of investments	612,870
Purchases of investments	(612,883)
Net Cash Used in Investing Activities	(13)
Net Increase in Due From Banks	1
Due from Banks at Beginning of Period	3,501
Due from Banks at End of Period	$ 3,502

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Three-Month Periods Ended 31 March 2010
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2009 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three-month periods ended 31 March 2010 and 2009 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asia Pacific Disaster Response Fund (APDRF) was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to developing member countries (DMCs) affected by a natural disaster. The APDRF will help bridge the gap between existing ADB arrangements that assist DMCs to reduce disaster risk through hazard mitigation loans and grants, and longer-term post-disaster reconstruction lending. The APDRF will provide quick-disbursing grants to assist DMCs in meeting immediate expenses to restore life-saving services to affected populations following a declared disaster and in augmenting aid provided by other donors in times of national crisis

Financial assistance will be provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional technical assistance; as well as for any other activities that may be agreed between external contributors and ADB.

APDRF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after 31 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Level 1 and 2 did not have a material impact APDRF's 31 March 2010 financial statements. ADB is currently assessing the impact of this update relating to Level 3 on APDRF's financial statements.

continued

In February 2010, the FASB issued ASU No. 2010-09, *"Subsequent Events (Topic 855) – Amendments to Certain Recognition and Disclosure Requirements."* ASU 2010-09 reiterates that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim or annual periods ending after 15 June 2010. The application of this update did not have a material impact on APDRF's 31 March 2010 financial statements.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit held as of 31 March 2010 are considered "Available for Sale" and are reported at fair value, which represents their fair market value. Time deposits are recorded at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are included in revenue from investments.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

The annualized rate of return on the average investments held during the period ended 31 March 2010, based on the portfolio held at the beginning and end of each month, was 0.17%.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to APDRF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision and operation of the APDRF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 31 March 2010, $12,000 (nil – 31 December 2009) was payable to OCR which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—CONTRIBUTIONS

In May 2009, $40,000,000 was transferred from the Asian Tsunami Fund.

NOTE F—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the period, there were no TA or grants which became effective, and no undisbursed amounts were written back.

Total undisbursed commitments are denominated in United States dollars and represent effective TAs which have not been disbursed.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value measurement to determine the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

continued

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the following financial assets of APDRF as of 31 March 2010 and 31 December 2009 were reported based on the following:

		Fair Value Measurements		
	31 March 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 29,576,000	$ –	$ 29,576,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 29,563,000	$ –	$ 29,563,000	$ –

See Note C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of APDRF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2010 through the date these Condensed Financial Statements are issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's Condensed Financial Statements as of 31 March 2010.